                                                              File No. 333-_____
                                                                        811-1978

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                /X/
      Pre-Effective Amendment No.                                      / /
      Post-Effective Amendment No.                                     / /

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        /X/
      Amendment No. 24                                                 /X/


                           (Exact Name of Registrant)
                        OHIO NATIONAL VARIABLE ACCOUNT A

                               (Name of Depositor)
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY
              (Address of Depositor's Principal Executive Offices)
                                One Financial Way
                             Cincinnati, Ohio 45242
                         (Depositor's Telephone Number)
                                 (513) 794-6316

                     (Name and Address of Agent for Service)
              Ronald L. Benedict, Second Vice President and Counsel
                    The Ohio National Life Insurance Company
                                  P.O. Box 237
                             Cincinnati, Ohio 45201

                                   Notice to:
                           W. Randolph Thompson, Esq.
                                   Of Counsel
                              Jones & Blouch L.L.P.
                                 Suite 405 West
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon after the effective date of this amendment as is practicable.

Registrant is registering an indefinite amount of securites under the Securities Act of 1933 pursuant to Rule 24f-2. Registrant has previously made its election under Rule 24f-2. No fee is due for this registration of additional securities.

It is proposed that this filing will become effective (check appropriate space):

      ___     immediately upon filing pursuant to paragraph (b)

      ___     on (date) pursuant to paragraph (b)

      ___     60 days after filing pursuant to paragraph (a)(i)

      ___     on (date) pursuant to paragraph (a)(i)

      ___     75 days after filing pursuant to paragraph (a)(ii)

      ___     on (date) pursuant to paragraph (a)(ii) of Rule 485.

If appropriate, check the following box:

      ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        OHIO NATIONAL VARIABLE ACCOUNT A

N-4 Item                Caption in Prospectus
---------               ---------------------
   1                    Cover Page

   2                    Glossary of Special Terms

   3                    Not applicable

   4                    Accumulation Unit Values

   5                    The Ohio National Companies

   6                    Deductions and Expenses

   7                    Description of Variable Annuity Contracts

   8                    Annuity Period

   9                    Death Benefit

   10                   Accumulation Period

   11                   Surrender and Partial Withdrawal

   12                   Federal Tax Status

   13                   Not applicable

   14                   Table of Contents

                        Caption in Statement of Additional Information
                        ----------------------------------------------
   15                   Cover Page

   16                   Table of Contents

   17                   Not applicable

   18                   Custodian
                        Independent Certified Public Accountants

   19                   See Prospectus (Distribution of Variable Annuity Contracts)
                        Loans Under Tax-Sheltered Annuities

   20                   Underwriter

   21                   Calculation of Money Market Subaccount Yield
                        Total Return

   22                   See Prospectus (Annuity Period)

   23                   Financial Statements

                        Caption in Part C
                        -----------------
   24                   Financial Statements and Exhibits

   25                   Directors and Officers of the Depositor

   26                   Persons Controlled by or Under Common Control with the Depositor or
                        Registrant

   27                   Number of Contractowners

   28                   Indemnification

   29                   Principal Underwriter

   30                   Location of Accounts and Records

   31                   Not applicable

   32                   Not applicable

                                     PART A

                                   PROSPECTUS

                                   PROSPECTUS
                            FLEXIBLE PURCHASE PAYMENT
                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                        OHIO NATIONAL VARIABLE ACCOUNT A
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                ONE FINANCIAL WAY
                             CINCINNATI, OHIO 45242
                            TELEPHONE (513) 794-6452


This prospectus offers a multiple funded, flexible purchase payment, individual variable annuity contract that provides for the accumulation of values and the payment of annuity benefits on a variable and/or fixed basis. Unless specifically stated otherwise, only provisions relating to the variable portion of the contracts are described in this prospectus. The fixed portion ("Guaranteed Accumulation Account") is briefly described in an appendix to the Statement of Additional Information.

Variable annuities are designed to provide lifetime annuity payments which will vary with the investment results of the investment vehicle chosen. The accumulation value of a contract will vary with the investment performance of Ohio National Fund, Inc. (the "Fund") or of other eligible investment companies ("Other Funds"), prior to the annuity payout date, and the amount of each annuity payment will vary with the investment performance of the Fund or Other Fund subsequent to the commencement of annuity payments. There can be no assurance that the value of a contract during the years prior to the annuity payout date or the aggregate amount of annuity payments received after such date will equal or exceed the purchase payments made therefor.

The variable annuity contracts offered by this prospectus are designed for (1) annuity purchase plans adopted by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Internal Revenue Code (the "Code"), qualifying for tax-deferred treatment pursuant to Section 403(b) of the Code, (2) other employee pension or profit-sharing trusts or plans qualifying for tax-deferred treatment under Section 401(a), 401(k) or 403(a) of the Code,
(3) individual retirement annuities qualifying for tax-deferred treatment under
Section 408 of the Code, (4) state and municipal deferred compensation plans and
(5) non-tax-qualified retirement plans.


The minimum purchase payment is $100. Payments after the first payment may be made at any time. Generally the maximum purchase payment is $100,000 per year.


Purchase payments are allocated to one or more subaccounts of Ohio National Variable Account A ("VAA") as directed by the contract owner. VAA is a separate account established by The Ohio National Life Insurance Company ("Ohio National Life"). The assets of VAA are invested in shares of the Fund, a mutual fund having 13 portfolios in which the contracts' assets may be invested: Equity Portfolio, Money Market Portfolio, Bond Portfolio, Omni Portfolio, International Portfolio, Capital Appreciation Portfolio, Small Cap Portfolio, Global Contrarian Portfolio, Aggressive Growth Portfolio, Core Growth Portfolio, Growth & Income Portfolio, S&P 500 Index Portfolio and Social Awareness Portfolio. Other Funds in which contract assets may be invested are (a) the Emerging Markets Fund of the Montgomery Variable Series and (b) the High Income Portfolio, Equity - Income Portfolio and Growth Portfolio of the Variable Insurance Products Fund. (See the accompanying prospectuses of the Fund and of the Other Funds which also contain information about other portfolios that are not available for the contracts offered herein.)


All or part of the contract's accumulation value may be withdrawn before the annuity payout date. Amounts withdrawn may be subject to federal income tax penalties. A contingent deferred sales charge up to 7% of the amount withdrawn may be assessed. After the first year, up to 10% of the accumulation value may be withdrawn each year without this charge. Exercise of contract rights may be subject to the terms of any qualified employee trust or annuity plan under which a contract is purchased. This prospectus contains no information concerning such trusts or plans.

The contracts offered hereby may be revoked by the purchaser without penalty within 20 days of their delivery.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. IT SETS FORTH THE INFORMATION ABOUT VAA AND THE VARIABLE ANNUITY CONTRACTS OFFERED BY THIS PROSPECTUS THAT YOU SHOULD KNOW BEFORE INVESTING. ADDITIONAL INFORMATION ABOUT VAA HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN A STATEMENT OF ADDITIONAL INFORMATION DATED ________. 19 ___ THE STATEMENT OF ADDITIONAL INFORMATION IS INCORPORATED HEREIN BY REFERENCE AND IS AVAILABLE UPON REQUEST AND WITHOUT CHARGE BY WRITING OR CALLING OHIO NATIONAL LIFE AT THE ABOVE ADDRESS. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION IS ON PAGE 2.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS SHOULD BE ACCOMPANIED BY THE CURRENT PROSPECTUS OF OHIO NATIONAL FUND, INC.


                               __________ , 19 __

                                TABLE OF CONTENTS

Fee Table..................................................3
     Financial Statements..................................4
The Ohio National Financial Services Group ................5
     Ohio National Life....................................5
     Ohio National Variable Account A .....................5
     Ohio National Fund, Inc...............................5
     Other Funds...........................................5
Distribution of Variable Annuity Contracts ................6
Deductions and Expenses....................................7
     Contingent Deferred Sales Charge .....................7
     Contract Administration Charge........................7
     Deduction For Administrative Expenses ................7
     Deduction For Risk Undertakings.......................8
     Transfer Fee..........................................8
     Deduction For State Premium Tax.......................8
     Fund Expenses.........................................8
Description of Variable Annuity Contracts .................8
     20-Day Free Look......................................8
     Accumulation Period...................................9
     Annuity Period.......................................12
     Contract Owner Inquiries.............................15
     Performance Data.....................................15
Federal Tax Status........................................15
IRA Disclosure Statement..................................19

                       STATEMENT OF ADDITIONAL INFORMATION

Custodian
Independent Certified Public Accountants
Underwriter
Calculation of Money Market Subaccount Yield
Total Return
Transfer Limitations
Financial Statements for VAA and Ohio National Life
Appendix: Loans Under Tax-Sheltered Annuities
          Guaranteed Accumulation Account

                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD - The period prior to the annuity payout date and during the lifetime of the annuitant.
ACCUMULATION UNIT - A unit of measure used to determine the value of contracts during the accumulation period.
ACCUMULATION VALUE - The cash value of an annuity contract before the annuity payout date.
ANNUITANT - Any natural person who is to receive or is receiving annuity payments and upon whose continuation of life annuity payments with life contingencies depend.
ANNUITY PAYOUT DATE - The date on which annuity payments are to begin.
ANNUITY PAYMENTS - Periodic payments made to an annuitant pursuant to an annuity contract.
ANNUITY UNIT - A unit of measure used to determine the second and subsequent variable annuity payments and reflecting the investment performance of the Fund. FUND - Ohio National Fund, Inc.
FUND SHARES - Shares of the Fund or of any Other Fund.
OTHER FUND - Any registered open-end investment company in which contract assets may be invested other than the Fund.
OWNER - During the lifetime of the designated annuitant and prior to the specified annuity payout date, the owner is the person in whose name the contract is registered. On and after the annuity payout date the annuitant becomes the owner. After the death of the annuitant, the beneficiary becomes the owner.
PURCHASE PAYMENTS - The amount of payments made by the owner or on his behalf under the annuity contract.
SETTLEMENT - The application of the accumulation value of an annuity contract under the settlement provisions contained therein.


SUBACCOUNT - The Equity subaccount, Money Market subaccount, Bond subaccount, Omni subaccount, International subaccount, Capital Appreciation subaccount, Small Cap subaccount, Global Contrarian subaccount, Aggressive Growth subaccount, Core Growth subaccount, Growth & Income subaccount, S&P 500 Index subaccount, Social Awareness subaccount, Emerging Markets subaccount, High Income subaccount, Equity - Income subaccount, Growth subaccount, or any other subaccounts established under VAA.
VALUATION PERIOD - The period of time from one determination of accumulation unit and annuity unit values to their next determination. Such determination is made at the same time that the net asset value of Fund Shares is determined. See page 19 of the accompanying Fund prospectus, page 10 of the Emerging Markets Fund prospectus and page 27 of the Variable Insurance Products Fund prospectus.


1940 ACT - The Investment Company Act of 1940, as amended, or any similar successor federal legislation.

                                    FEE TABLE

CONTRACTOWNER TRANSACTION EXPENSES
Deferred Sales Load (as a percentage of            YEARS        PAYMENT
                                                   -----        -------
    value withdrawn; the                            1st          7%
    percentage varies with                          2nd          7%
    number of years from                            3rd          6%
    purchase payments to                            4th          5%
    which values relate)                            5th          4%
                                                    6th          2%
                                                    7th          1%
                                               8th and later     0%

Exchange (transfer) Fee                 $3 (currently no charge for the first 4 transfers per year)
Annual Contract Fee                     $35 (no fee if contract value exceeds $50,000)

VAA ANNUAL EXPENSES (as a percentage
   of average account value)

Mortality and Expense Risk Fees                         1.05%
Account Fees and Expenses                               0.25%
                                                        -----
Total VAA Annual Expenses                               1.30%


FUND ANNUAL EXPENSES (as a percentage
     of the Fund's average net assets)        MANAGEMENT        OTHER             TOTAL FUND
                                                 FEES           EXPENSES          EXPENSES

Equity                                          0.54%            0.19%             0.73%
Money Market*                                   0.25%            0.19%             0.44%
Bond                                            0.60%            0.15%             0.75%
Omni                                            0.57%            0.18%             0.75%
International                                   0.90%            0.22%             1.12%
Capital Appreciation                            0.80%            0.16%             0.96%
Small Cap                                       0.80%            0.16%             0.96%
Global Contrarian                               0.90%            0.68%             1.58%
Aggressive Growth                               0.80%            0.22%             1.02%
Core Growth**                                   0.95%            0.60%             1.55%
Growth & Income**                               0.85%            0.55%             1.40%
S&P 500 Index**                                 0.40%            0.20%             0.60%
Social Awareness**                              0.60%            0.25%             0.85%
Emerging Markets**                              1.25%            0.50%             1.75%
High Income                                     0.60%            0.11%             0.71%
Equity- Income                                  0.51%            0.10%             0.61%
Growth                                          0.61%            0.09%             0.70%


EXAMPLE - If you surrendered your contract at the end of the applicable time period, you would pay the following aggregate expenses on a $1,000 investment in each subaccount, assuming 5% annual return:

                                            1 YEAR           3 YEARS           5 YEARS        10 YEARS
                                            ------           -------           -------        --------

Equity                                        $94             $128              $160             $254
Money Market*                                  92              119               146              224
Bond                                           95              128               161              256
Omni                                           95              128               161              256
International                                  98              139               179              293
Capital Appreciation                           97              134               171              278
Small Cap                                      97              134               171              278
Global Contrarian                             102              152               200              337
Aggressive Growth                              97              136               174              284
Core Growth**                                 102              151               N/A              N/A
Growth & Income**                             101              147               N/A              N/A

S&P 500 Index**                            $   93            $ 124               N/A              N/A
Social Awareness**                             95              131               N/A              N/A
Emerging Markets**                            104              156               N/A              N/A
High Income                                    94              127               159              252
Equity - Income                                93              124               154              242
Growth                                         94              127               158              251


EXAMPLE - If you do not surrender your contract or you annuitize at the end of the applicable time period, you would pay the following aggregate expenses on the same investment:


                                            1 YEAR           3 YEARS           5 YEARS         10 YEARS
                                            ------           -------           -------         --------

Equity                                      $  22            $  69             $ 118            $ 254
Money Market*                                  20               60               104              224
Bond                                           23               70               119              256
Omni                                           23               70               119              256
International                                  26               81               138              293
Capital Appreciation                           25               76               130              278
Small Cap                                      25               76               130              278
Global Contrarian                              31               95               161              337
Aggressive Growth                              25               78               133              284
Core Growth**                                  31               94               N/A              N/A
Growth & Income**                              29               89               N/A              N/A
S&P 500 Index**                                21               65               N/A              N/A
Social Awareness**                             24               73               N/A              N/A
Emerging Markets**                             33              100               N/A              N/A
High Income                                    22               69               117              252
Equity - Income                                21               65               112              242
Growth                                         22               68               117              251


The purpose of the above table is to help you to understand the costs and expenses that a variable annuity contractowner will bear directly or indirectly. THE EXAMPLE INCLUDED IN THE ABOVE TABLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSE, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Note that the expense amounts shown in the example are aggregate amounts for the total number of years indicated. In the example, the annual fee is treated as if it were deducted as a percentage of assets, based upon the average account value for all contracts, including ones from which a portion of the contract fee may be paid from amounts invested in the general account. Neither the table nor the example reflect any premium taxes that may be applicable to a contract, which currently range from 0% to 2.25%. The above table and example reflect only the charges for contracts currently offered by this prospectus and not other contracts that may be offered by Ohio National Life. For further details, see DEDUCTIONS AND EXPENSES, page 7.


 *For the Money Market Portfolio, management fees in excess of 0.25% are presently being waived by the Fund's investment adviser. Without the waiver, the Money Market Portfolio's Management Fee would be 0.30%, its Total Fund Annual Expenses would be 0.49%, and its expenses would total $92 for a $1,000 contract surrendered at the end of 1 year, $121 if surrendered at the end of 3 years, $148 if surrendered at the end of 5 years or $230 if surrendered at the end of 10 years. For a $1,000 contract annualized or not surrendered, the expenses without the waiver would be $20 for 1 year, $62 for 3 years, $106 for 5 years or $230 for 10 years.

**The "Other Expenses" (and, accordingly, the Total Fund Expenses) for the Core
    Growth, Growth & Income, S&P 500 Index, Social Awareness and Emerging Markets Portfolios are based on estimates.


FINANCIAL STATEMENTS

The complete financial statements of VAA and Ohio National Life, and the Independent Auditors' Reports thereon, may be found in the Statement of Additional Information.

                   THE OHIO NATIONAL FINANCIAL SERVICES GROUP

OHIO NATIONAL LIFE


Ohio National Life was organized under the laws of Ohio in 1909 as a stock life insurance company and became a mutual life insurance company in 1959. It writes life, accident and health insurance and annuities in 47 states, the District of Columbia and Puerto Rico. Currently it has assets in excess of $5.9 billion and equity in excess of $500 million. Its home office is located at One Financial Way, Cincinnati, Ohio 45242.


OHIO NATIONAL VARIABLE ACCOUNT A

VAA was established in 1969 by Ohio National Life as a separate account under Ohio law for the purpose of funding variable annuity contracts. Purchase payments for the variable annuity contracts are allocated to one or more subaccounts of VAA. Income, gains and losses, whether or not realized, from assets allocated to VAA are, as provided in the contracts, credited to or charged against VAA without regard to other income, gains or losses of Ohio National Life. The assets maintained in VAA will not be charged with any liabilities arising out of any other business conducted by Ohio National Life. Nevertheless, all obligations arising under the contracts, including the commitment to make annuity payments, are general corporate obligations of Ohio National Life. Accordingly, all of Ohio National Life's assets are available to meet its obligations under the contracts. VAA is registered as a unit investment trust under the 1940 Act.


The assets of the subaccounts of VAA are invested at net asset value (without an initial sales charge) in shares of corresponding portfolios of the Fund: the Equity Portfolio, Money Market Portfolio, Bond Portfolio, Omni Portfolio (a flexible portfolio fund), International Portfolio, Capital Appreciation Portfolio, Small Cap Portfolio, Global Contrarian Portfolio, Aggressive Growth Portfolio, Core Growth Portfolio, Growth & Income Portfolio, or Social Awareness Portfolio; assets of the Emerging Markets subaccount are invested in shares of the Emerging Markets Fund; assets of the High Income subaccount, Equity - Income subaccount and Growth subaccount are invested in corresponding Portfolios of the Variable Insurance Products Fund.


OHIO NATIONAL FUND, INC.


The Fund is a diversified, open-end, management investment company registered under the 1940 Act. The value of the Fund's investments fluctuates daily and is subject to the risk of changing economic conditions as well as the risk inherent in the ability of management to anticipate changes necessary in such investments to meet changes in economic conditions. The Fund receives investment advice, for a fee, from its investment adviser, Ohio National Investments, Inc., and from Societe Generale Asset Management Corp. (sub-adviser to the International and Global Contrarian Portfolios), T. Rowe Price Associates, Inc. (sub-adviser to the Capital Appreciation Portfolio), Founders Asset Management, Inc. (sub-adviser to the Small Cap Portfolio), Strong Capital Management, Inc. (sub-adviser to the Aggressive Growth Portfolio), Pilgrim Baxter & Associates, Ltd. (subadviser to the Core Growth Portfolio) and Robertson Stephens Investment Management, L.P. (subadviser to the Growth & Income Portfolio). For additional information concerning the Fund, including the investment objectives of each of its portfolios, see the attached Fund prospectus. Read the Fund prospectus carefully before investing. The Fund prospectus contains information about other portfolios that are not available for the contract offered herein.

OTHER FUNDS


The Other Funds are presently the Emerging Markets Fund and the High Income, Equity-Income and Growth Portfolios. The Emerging Markets Fund is a series of the Montgomery Funds III and is managed, for a fee, by Montgomery Asset Management, L.P. The High Income, Equity-Income and Growth Portfolios are series of the Variable Insurance Products Fund and are managed, for a fee, by Fidelity Management & Research Company. The Montgomery Fund III and the Variable Insurance Products Fund are registered, open-end, investment companies the shares of which are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies. The value of investments in the Other Funds fluctuates daily and is subject to the risk of changing economic conditions as well as the risk inherent in the ability of management to anticipate changes necessary in those investments to meet changes in economic conditions. For additional information concerning the Other Funds, including their investment objectives, see their accompanying prospectuses. Read the prospectuses carefully before investing. (They contain information about additional funds that are not available for the contract offered herein.)


MIXED AND SHARED FUNDING

In addition to being offered to VAA, shares of the Fund are currently offered to other separate accounts of Ohio National Life in connection with variable annuity contracts and a separate account of Ohio National Life Assurance Corporation in connection with variable life insurance contracts. In the future, shares of the Fund may be offered to other insurance company separate accounts. Shares of the Other Funds are presently offered to variable annuity and variable life insurance separate accounts of other unaffiliated life insurance companies. It is conceivable that in the future it may become disadvantageous for both variable life and variable annuity separate accounts or for separate accounts of other life insurance companies to invest in Fund Shares. Although neither Ohio National Life nor the Fund currently foresees any such disadvantage, the Board of Directors of the Fund and of each Other Fund will monitor events in order to identify any material conflict between different types of contractowners and to determine what action, if any, should be taken in response thereto, including the possible withdrawal of VAA`s participation in the Fund or an Other Fund. Material conflicts could result from such things as (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Fund or of an Other Fund; or (4) differences between voting instructions given by different types of contractowners.

VOTING RIGHTS

Ohio National Life shall vote Fund Shares held in VAA at meetings of shareholders of the Fund or of any Other Fund in accordance with voting instructions received from contract owners. The number of Fund Shares for which an owner is entitled to give instructions will be determined by Ohio National Life in the manner described below, not more than 90 days prior to the meeting of shareholders. Proxy material will be distributed to each owner together with appropriate forms for giving voting instructions. Fund Shares held in VAA, for which no timely instructions are received, will be voted by Ohio National Life in proportion to the instructions which are received with respect to all contracts participating in VAA.

During the accumulation period, the number of Fund Shares for which instructions may be given to Ohio National Life is determined by dividing the variable accumulation value of a subaccount of the contract by the net asset value of a share of the corresponding portfolio of the Fund or Other Fund as of the same date. During the annuity payment period, the number of Fund Shares for which such instructions may be given is determined by dividing the actuarial liability for variable annuities in the course of payment by the net asset value of a Fund Share as of the same date. Generally, the number of votes tends to decrease as annuity payments progress.

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The variable annuity contracts are sold by Ohio National Life insurance agents who are also registered representatives of (a) The O.N. Equity Sales Company ("ONESCO"), a wholly-owned subsidiary of Ohio National Life, or (b) other broker-dealers that have entered into distribution agreements with the principal underwriter of the contracts. Each of ONESCO and the other broker-dealers is registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. At the date of this prospectus, ONESCO was the principal underwriter of the contracts. However, pending receipt of necessary regulatory approvals, Ohio National Equities, Inc., a new wholly-owned subsidiary of Ohio National Life, will become the principal underwriter. As compensation for their sales efforts, ONESCO and the other broker-dealers will receive a fee from Ohio National Life equal to 6% of purchase payments. ONESCO and the other broker-dealers will remunerate their registered representatives from their own funds. Purchase payments on which no compensation is paid to registered representatives will not be included in amounts on which the 6% sales compensation will be paid to ONESCO and the other broker-dealers. To the extent that the amount of the contingent deferred sales charge received by Ohio National Life is not sufficient to recover the fee paid to ONESCO and the other broker-dealers, any deficiency will be made up from Ohio National Life's general account assets which include, among other things, any profit from the mortality and expense risk charges.

                             DEDUCTIONS AND EXPENSES

CONTINGENT DEFERRED SALES CHARGE

No deduction for sales expense is made from purchase payments. A contingent deferred sales charge may be assessed by Ohio National Life when a contract is surrendered or a partial withdrawal of accumulation value is made before the annuity payout date to defray expenses relating to the sale of the contract, including compensation to sales personnel, cost of sales literature and prospectuses, and other expenses related to sales activity. The charge equals a percentage of the accumulation value withdrawn. This percentage will vary with the number of years from the date the purchase payments were made (starting with the first purchase payment) as follows:

                         YEARS                    PAYMENT
                          1st                       7%
                          2nd                       7%
                          3rd                       6%
                          4th                       5%
                          5th                       4%
                          6th                       2%
                          7th                       1%
                     8th and later                  0%

On or after the first contract anniversary, partial withdrawals of not more than 10% of the accumulation value (as of the last day of the prior contract year) may be made without the imposition of the contingent deferred sales charge.

CONTRACT ADMINISTRATION CHARGE

Each year on the contract anniversary (or at the time of surrender of the contract), Ohio National Life will deduct a contract administration charge of $35 from the accumulation value to reimburse it for the expenses relating to the maintenance of the contract. This charge is not designed to produce a profit and Ohio National Life does not expect to recover from the charge any amount in excess of accumulated administrative expenses. There is no contract administration charge (a) for contracts having a value of at least $50,000 on the contract anniversary or (b) after the annuity payout date. Ohio National Life guarantees not to change the contract administration charge.

DEDUCTION FOR ADMINISTRATIVE EXPENSES

A deduction is made at the end of each valuation period equal to 0.25% on an annual basis of the contract value for administrative expenses. This deduction is not designed to produce a profit but to reimburse Ohio National Life for expenses incurred for accounting, auditing, legal, contract owner services, reports to regulatory authorities and contract owners, contract issue, etc., not covered by the contract administration charge.

DEDUCTION FOR RISK UNDERTAKINGS

Prior to the annuity payout date, Ohio National Life guarantees that the accumulation value of all contracts will not be affected by any excess of sales and administrative expenses over the deductions provided therefor. Ohio National Life also guarantees to pay a death benefit in the event of the annuitant's death prior to the annuity payout date (see Death Benefit, page 11). After the annuity payout date, Ohio National Life guarantees that variable annuity payments will not be affected by adverse mortality experience or expenses.


For assuming these risks, Ohio National Life, in determining the accumulation unit values and the annuity unit values for each subaccount, makes a deduction from the applicable investment results equal to 1.05% of the contract value on an annual basis. That deduction may be decreased by Ohio National Life at any time and may be increased not more frequently then annually to not more than 1.55% on an annual basis. Although Ohio National Life views the risk charge as an indivisible whole, of the amount currently being deducted, it has estimated that a reasonable allocation would be 0.55% for mortality risk, and 0.50% for expense risk. Although Ohio National Life hopes to realize a profit from this charge, if the deduction is insufficient to cover the actual risk involved, the loss will fall on Ohio National Life; conversely, if the deduction proves more than sufficient, the excess will be a gain to Ohio National Life.


TRANSFER FEE

A transfer fee of $3 (which may be increased to $15) is made for each transfer from one subaccount to another. The fee is charged against the subaccount from which the transfer is effected. No fee is charged for the first four transfers each year.

DEDUCTION FOR STATE PREMIUM TAX

Most states do not presently charge a premium tax for these contracts. Where a tax applies, the rates for tax-qualified contracts are presently 0.5% in California, 1.0% in Puerto Rico and West Virginia, 2.0% in Kentucky and 2.25% in the District of Columbia. For non-tax-qualified contracts, the rates are presently 1.0% in Puerto Rico, West Virginia and Wyoming, 1.25% in the South Dakota, 2.0% in Kansas, Kentucky and Maine, 2.25% in the District of Columbia, 2.35% in California and 3.5% in Nevada. Normally, any such applicable taxes will not be deducted until annuity payments begin. However, in Kansas, South Dakota and Wyoming, they are presently being deducted from purchase payments.

FUND EXPENSES

There are deductions from, and expenses paid out of, the assets of the Fund and of any Other Fund. These are described in the accompanying prospectuses of the Fund and of the Other Funds.


                    DESCRIPTION OF VARIABLE ANNUITY CONTRACTS

20-DAY FREE LOOK

The contract owner may revoke the contract at any time until the end of 20 days after receipt of the contract and receive a refund of the entire purchase price. To revoke, the owner must return the contract to Ohio National Life within the 20 day period. In those states where required by state law, the value of the contract as of the date of cancellation will be returned in lieu of the entire purchase price in case of revocation during the 20 day free look period.

ACCUMULATION PERIOD
PURCHASE PAYMENT PROVISIONS


The contracts provide for minimum purchase payments of $100 per payment and maximum payments of $100,000 per year. Ohio National Life may permit larger payments in its discretion. Subject to these limits, payments may be made at any time. Failure to make payments shall not constitute a default, but could result in involuntary termination (see Ohio National Life's Right to Terminate, page
9).


ACCUMULATION UNITS

Prior to the annuity payout date, the contract value is measured by accumulation units. Each purchase payment results in the crediting of accumulation units to the contract (see Crediting Accumulation Units, page 9). The number of accumulation units so credited remains constant but the dollar value of accumulation units will vary depending upon the investment results of the particular subaccount to which payments are allocated.

CREDITING ACCUMULATION UNITS

Completed application forms, together with a check for the first purchase payment, are forwarded to the home office of Ohio National Life for acceptance. Upon acceptance, a contract is issued to the contract owner, and the first purchase payment is then credited to the contract in the form of accumulation units. Initial purchase payments are credited not later than two business days after receipt if the application and all information necessary for processing the purchase payment are complete. If an application is not accepted within five business days, the purchase payment will be returned immediately to the applicant unless the applicant specifically consents to having Ohio National Life retain the purchase payment until the application is completed. After that, the purchase payment will be credited within two business days. Subsequent purchase payments are sent directly to the home office of Ohio National Life and are applied to provide that number of accumulation units (for each subaccount) determined by dividing the amount of the purchase payment by the value of the appropriate accumulation unit next computed after the payment is received at the home office of Ohio National Life.

ALLOCATION OF PURCHASE PAYMENTS

In the contract application, you may direct the allocation of your purchase payments among the subaccounts of VAA and the general account of Ohio National Life. The amount allocated to any subaccount or the general account must equal a whole percentage. The allocation of future purchase payments may be changed at any time upon written notice to the home office of Ohio National Life.

ACCUMULATION UNIT VALUE AND ACCUMULATION VALUE

The accumulation unit value of each subaccount of VAA was set at $10 when the first payment for these contracts was allocated to each subaccount. The accumulation unit value for any subsequent valuation period is determined by multiplying the accumulation unit value for the immediately preceding valuation period by the net investment factor (described below) for such subsequent valuation period. The accumulation value is determined by multiplying the total number of accumulation units (for each subaccount) credited to the contract by the accumulation unit value (for such subaccount) for the valuation period for which the accumulation value is being determined.

NET INVESTMENT FACTOR

The net investment factor is a quantitative measure of the investment results of each subaccount of VAA. The net investment factor for each subaccount for any valuation period is determined by dividing (a) by (b), then subtracting (c) from the result, where:

 (a)  is -

      (1) the net asset value of the corresponding Fund Share determined as of the end of a valuation period, plus

      (2) The per share amount of any dividends or other distributions declared for that portfolio by the Fund or an Other Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

      (3) per share charge or credit for any taxes paid or reserved for which is determined by Ohio National Life to result from the maintenance or operation of that subaccount of VAA; (No federal income taxes are applicable under present law.)

 (b) is the net asset value of the corresponding Fund Share determined at the end of the preceding valuation period; and

 (c) is the deduction for administrative and sales expenses and risk undertakings. (See Deduction for Administrative Expenses, page 7, and, Deduction for Risk Undertakings, page 7.)

OHIO NATIONAL LIFE'S RIGHT TO TERMINATE

Ohio National Life may, at its option, require surrender of a contract on any anniversary when the accumulation value is less than $1,000. Such termination could have adverse tax consequences. (See Federal Tax Status, page 14.) Such termination will not be made on an individual retirement annuity (IRA) if a purchase payment has been made during the preceding two years, nor will it be made on an annuity funding a Section 403(b) salary reduction agreement.

SURRENDER AND PARTIAL WITHDRAWAL

Prior to the annuity payout date, the owner of a contract may surrender (totally withdraw the value of) his or her contract for its accumulation value or elect a partial (at least $100) withdrawal therefrom. These transactions may be subject to the contingent deferred sales charge described on page 7. That charge is a percentage of the total amount withdrawn. For example, if a partial withdrawal of $100 is requested during the first two years after the first purchase payment for which there are contract values, Ohio National Life would pay you $100, but the total amount deducted from the accumulation value would be $107.53 (i.e., $107.53 x 7% = $7.53). Unless otherwise specified, the withdrawal will be made pro-rata from the values of each subaccount. The amount available for withdrawal is the sum of the subaccount values less the contingent deferred sales charge, if any. In the case of a complete surrender, the amount payable is also reduced by the amount of the contract administration charge. Payment by Ohio National Life shall be made within seven days from the date of receipt of the request for such payment except as it may be deferred under the circumstances described below. Surrenders and partial withdrawals are limited or not permitted in connection with certain retirement plans. See Tax Deferred Annuities, page 16. For tax consequences of a surrender or withdrawal, see Federal Tax Status, page 14.

Occasionally Ohio National Life may receive a request for a surrender or partial withdrawal which includes contract values derived from purchase payments which have not cleared the banking system. Ohio National Life may delay mailing that portion which relates to such payments until the check for the purchase payment has cleared. Ohio National Life requires the return of the contract in the case of a complete surrender.

The right to withdraw may be suspended or the date of payment postponed (1) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or during which trading on the Exchange, as determined by the Securities and Exchange Commission, is restricted; (2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held in the Fund or Other Fund is not reasonably practical, or it is not reasonably practical to determine the value of the Fund's or Other Fund's net assets; or (3) or such other periods as the Commission may by order permit for the protection of security holders.

TRANSFERS AMONG SUBACCOUNTS

Contract values may be transferred from one subaccount to another upon the request of the owner. Transfers may be made at any time during the accumulation period. The amount of any such transfer must be at least $300 (or the entire value of the contract's interest in a subaccount, if less). Ohio National Life reserves the right to limit the number, frequency, method or amount of transfers. Transfers from any portfolio of the Fund or Other Fund on any one day may be limited to 1% of the previous day's total net assets of that portfolio if Ohio National Life or the Fund or Other Fund in its or their discretion, believes that the portfolio might otherwise be damaged. If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers (pursuant to a pre-existing DCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile requests in the order received. Contract owners whose transfer requests are not made will be so notified. Current SEC rules preclude us from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations. After the annuity payout date, transfers among subaccounts can only be made once each calendar quarter. Such transfers may then be made without a transfer fee. (See Transfer Fee, page 8, and Transfers After Annuity Payout Date, page 13).

SCHEDULED TRANSFERS (DOLLAR COST AVERAGING)

Ohio National Life administers a scheduled transfer ("DCA") program enabling you to preauthorize automatic monthly or quarterly transfers of a specified dollar amount (a) from any variable subaccount(s) to any other subaccount(s), including the Guaranteed Accumulation Account, or (b) if established at the time the contract is issued and limited to values attributed to the initial purchase payment, from the Guaranteed Accumulation Account to any other subaccount(s). Each DCA transfer must be at least $500 and at least 12 DCA transfers must be scheduled. No transfer fee is charged for DCA transfers. Ohio National Life may discontinue the DCA program at any time. You may also discontinue further DCA transfers by giving Ohio National Life written notice at least 7 business days before the next scheduled transfer.

DCA generally has the effect of reducing the risk of purchasing at the top, and selling at the bottom, of market cycles. DCA transfers from a fund with a stabilized net asset value, such as the Money Market subaccount, will generally reduce the average total cost of indirectly purchasing Fund Shares because greater numbers of shares will be purchased when the share prices are lower than when prices are higher. However, DCA does not assure you of a profit, nor does it protect against losses in a declining market. Moreover, for transfers from a subaccount not having a stabilized net asset value, DCA will have the effect of reducing the average price of the shares being redeemed. DCA might also be used to systematically transfer accumulation values from variable subaccounts to the General Accumulation Account, in anticipation of retirement, in order to reduce the risk of making a single transfer during a low market.

TELEPHONE TRANSFERS

If the contract owner first submits a pre-authorization form to Ohio National Life, transfers may be made by telephoning Ohio National Life at 1-800-635-3225. Ohio National Life will honor pre-authorized telephone transfer instructions from anyone who is able to provide the personal identifying information requested, but reserves the right to refuse to honor any such request if that seems prudent. Ohio National Life will use reasonable procedures to confirm that telephone instructions are genuine. (Otherwise, Ohio National Life may be liable for any losses due to unauthorized or fraudulent instructions.) A written confirmation will be sent following each telephone transfer.

DEATH BENEFIT


In the event of the death of the annuitant prior to the annuity payout date, the contract provides a death benefit to be paid to a designated beneficiary. The amount of the death benefit will be determined as of the date of the annuitant's death. It will be paid in a single sum into an interest-bearing checking account established in the beneficiary's name with Bank One, Springfield, Illinois, unless the owner or beneficiary elects settlement under one or more of the settlement options provided in the contract. The checking account will bear interest based upon then current money market rates. The beneficiary will then be able to write checks against such amount at any time and in any amount up to the total in the account. These checks must be for a minimum of $250.

The death benefit will be the contract value if, (a) on the date of death or (b) as of any contract anniversary date, the sum of all withdrawals exceeds the remaining contract value. Otherwise, the death benefit will be the greatest of:
(a) the contract value; or (b) the net of purchase payments less withdrawals; or
(c) the stepped-up death benefit amount if the contract has been in effect for at least 5 years. For the 5-year period beginning on the fifth contract anniversary, the stepped-up death benefit will be the greater of (i) the contract value as of the fifth anniversary or (ii) the net of purchase payments less withdrawals made on or before the fifth anniversary. At the beginning of each later 5-year period (until the annuitant attains age 70), the stepped up death benefit will be the greater of (i) the contract value on that date or (ii) the death benefit as of the last day of the preceding 5-year period. The stepped-up death benefit amount is increased by purchase payments and decreased by withdrawals made during each 5-year period after the fifth anniversary.


OHIO NATIONAL LIFE EMPLOYEE DISCOUNT

Ohio National Life and its affiliated companies offer a credit on the purchase of contracts by any of their employees, directors or retirees, or their spouse or the surviving spouse of a deceased retiree, covering any of the foregoing or any of their minor children, or any of their children ages 18 to 21 who is either (i) living in the purchaser's household or (ii) a full-time college student being supported by the purchaser, or any of the purchaser's minor grandchildren under the Uniform Gifts to Minors Act. This credit is treated as additional income under the contract. The amount of the credit equals 3.2% of all purchase payments made in the first contract year and 5.5% of purchase payments made in the second through sixth contract years. Ohio National Life credits the Guaranteed Accumulation Account of the employee's contract in the foregoing amounts at the time of each payment made by the employee.


TEXAS STATE OPTIONAL RETIREMENT PROGRAM

Under the Texas State Optional Retirement Program (the "Program"), purchase payments may be excluded from the gross income of state employees for federal tax purposes to the extent that such purchase payments do not exceed the exclusion allowance provided by the Code. The Attorney General of Texas has interpreted the Program as prohibiting any participating state employee from receiving the surrender value of a contract funding benefits under the Program prior to termination of employment or the state employee's retirement, death or total disability. Therefore, no surrender or partial withdrawal by a participant in the Program will be allowed until the first of these events occurs.


ANNUITY PERIOD
ANNUITY PAYOUT DATE

Annuity payments under a contract will begin on the annuity payout date. This date is selected by the owner at the time the contract is issued and must be at least 30 days after the contract date. It may be changed from time to time by the owner so long as the annuity payout date selected is the first day of any month at least 30 days after the date of such change. The contract restricts the annuity payout date to not later than the first of the month following the annuitant's 90th birthday; however, this restriction may be waived by mutual agreement between Ohio National Life and the owner.

The contracts include Ohio National Life's assurance that annuity payments will be paid for the lifetime of the annuitant in accordance with the annuity rates contained in the contract, regardless of actual mortality experience.

Once annuity payments commence, the contract cannot be surrendered for cash except that, upon the death of the annuitant, the beneficiary shall be entitled to surrender the contract for the commuted value of any remaining period-certain payments.

ANNUITY OPTIONS

The owner may elect one or more of the following annuity options, and may change such election anytime before the annuity payout date.

Option 1(a):    Life Annuity with installment payments for the lifetime of the annuitant (under this option it is possible for the annuitant to receive only one payment; this could happen if the annuitant should die before receiving the second payment; there is no residual value of the contract after annuitant's death).
Option 1(b):    Life Annuity with installment payments guaranteed for five years and continuing thereafter during the remaining lifetime of the annuitant.
Option 1(c):    Life Annuity with installment payments guaranteed for ten years and continuing thereafter during the remaining lifetime of the annuitant.
Option 1(d):    Installment Refund Life Annuity with payments guaranteed for a period certain and continuing thereafter during the remaining lifetime of the annuitant. The number of period-certain payments is equal to the amount applied under this option divided by the amount of the first payment.
Option 2(a):    Joint & Survivor Life Annuity with installment payments during the lifetime of an annuitant and continuing during the lifetime of a designated contingent annuitant (under this option it is possible for the annuitant and contingent annuitant to receive only one payment; this could happen if both were to die before receiving the second payment).
Option 2(b):    Joint & Survivor Life Annuity with installment payments
                guaranteed for ten years and continuing thereafter during the remaining lifetime of the annuitant or a designated contingent annuitant.

Unless the contract owner directs otherwise, as of the annuity payout date the contract values will be applied to provide annuity payments pro-rata from each subaccount in the same proportion as the contract values immediately prior to the annuity payout date.

If no election is in effect on the annuity payout date, the accumulation value of the contract will be applied under Option 1(c) (except that certain contracts might require a Joint and Survivor Annuity pursuant to the Pension Reform Act of 1974, as amended) with the beneficiary as payee for any remaining period-certain installments payable after the death of the annuitant. Options 2(a) and 2(b) are available only with the consent of Ohio National Life if the contingent annuitant is not related to the annuitant.

Other settlement options are available as agreed to by Ohio National Life.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

The first variable annuity payment is determined by applying the accumulation value for each subaccount in accordance with the settlement option tables contained in the contract. The rates contained in those tables depend upon the annuitant's (and any contingent annuitant's) age and sex and the option selected. Contracts issued to plans sponsored by employers subject to Title VII of the Civil Rights Act of 1964 or similar state statutes use annuity tables which do not vary with annuitant's sex. The accumulation value to be applied is determined at the end of a valuation period (selected by Ohio National Life and uniformly applied) not more than 10 valuation periods before the annuity payout date.

If the amount to be applied under an option is less than $5,000, the option shall not be available and accumulation value shall be paid in a single sum to the annuitant. If the first periodic payment under any option would be less than $25, Ohio National Life reserves the right to change the frequency of payments so that the first such payment is at least $25.

ANNUITY UNIT AND THE DETERMINATION OF SUBSEQUENT PAYMENTS

Subsequent variable annuity payments will vary to reflect the investment performance of each applicable subaccount. The amount of each subsequent payment is determined by annuity units. The number of annuity units for each subaccount is determined by dividing the dollar amount of the first annuity payment from each subaccount by the value of the subaccount annuity unit for the same valuation period used to determine the accumulation value of the contract applied to provide annuity payments. This number of annuity units remains fixed during the annuity payment period unless changed as provided below.

The annuity unit value for each subaccount was set at $10 for the valuation period as of which the first variable annuity payable from each subaccount of VAA was calculated. The annuity unit value for each subsequent valuation period equals the annuity unit value for the immediately preceding valuation period multiplied by the net investment factor (see page 9) for such subsequent valuation period and by a factor (0.9998925 for a one-day valuation period) to neutralize the assumed interest rate discussed below.

The dollar amount of each subsequent variable annuity payment is equal to the fixed number of annuity units for each subaccount multiplied by the value of the annuity unit for the valuation period.

The annuity rate tables contained in the contracts are based on the Progressive Annuity Mortality Table with compound interest at the effective rate of 4% per year. A higher interest assumption would mean a higher initial annuity payment but a more slowly rising series of subsequent annuity payments if annuity unit values were increasing (or a more rapidly falling series of subsequent annuity payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, annuity payments would be level.

TRANSFERS AFTER ANNUITY PAYOUT DATE

After annuity payments have been made for at least 12 months, the annuitant can, once each calendar quarter, change the subaccount(s) on which variable annuity payments are based. On at least 30 days written notice to Ohio National Life at its home office, that portion of the periodic variable annuity payment directed by the annuitant will be changed to reflect the investment results of a different subaccount. The annuity payment immediately after such change will be the amount that would have been paid without such change. Subsequent payments will reflect the new mix of subaccount allocation.

OTHER CONTRACT PROVISIONS
ASSIGNMENT

Any amount payable in settlement of the contracts may not be commuted, anticipated, assigned or otherwise encumbered, or pledged as loan collateral to any person other than Ohio National Life. To the extent permitted by law, no such amounts shall be subject in any way to any legal process to subject them to payment of any claims against an annuitant before the annuity payout date. A tax-qualified contract may not, but a non-tax-qualified contract may, be collaterally assigned before the annuity payout date. Ownership of a tax-qualified contract may not be transferred except to (1) the annuitant, (2) a trustee or successor trustee of a pension or profit-sharing trust which is qualified under Section 401 of the Code, or (3) the employer of the annuitant provided that the contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Code for the benefit of the annuitant, or (4) as otherwise permitted by laws and regulations governing plans for which the contract may be issued. Ownership of a non-tax-qualified contract may be transferred.

PERIODIC REPORTS


Ohio National Life will furnish each owner, once each calendar quarter prior to the annuity payout date, a statement showing the number of accumulation units credited to the contract by subaccount and the accumulation unit value of each such unit as of the end of the preceding quarter. In addition, as long as the contract remains in effect, Ohio National Life will forward any periodic reports of the Fund or the Other Funds.


SUBSTITUTION FOR FUND SHARES


If investment in the Fund or any Other Fund is no longer possible or in Ohio National Life's judgment becomes inappropriate to the purposes of the contract, Ohio National Life may substitute one or more other mutual funds. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. We may also add other investment portfolios of the Fund or of additional Other Funds as eligible investments of VAA.


CONTRACT OWNER INQUIRIES

Any questions from contract owners should be directed to Ohio National Life, Variable Annuity Administration, P.O. Box 2669, Cincinnati, Ohio 45201; telephone (513) 794-6452.

PERFORMANCE DATA

Ohio National Life may advertise performance data for the various portfolios of the Fund or Other Funds showing the percentage change in the value of an accumulation unit based on the performance of the applicable portfolio over a period of time (usually a calendar year). Such percentage change is determined by dividing the increase (or decrease) in value for the unit by the accumulation unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges under the contract but will not reflect the deduction of any applicable contract administration charge or contingent deferred sales charge. The deduction of any applicable contract administration charge or contingent deferred sales charge would reduce any percentage increase or make greater any percentage decrease.

Any such advertising will also include average annual total return figures calculated as shown in the Statement of Additional Information. The average annual total return figures will reflect the deduction of applicable contract administration charges and contingent deferred sales charges as well as applicable asset-based charges.

Ohio National Life may also distribute sales literature comparing separate account performance to the Consumer Price Index or to such established market indexes as the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, IBC's Money Fund Reports, Lehman Brothers Bond Indices, the Morgan Stanley Europe Australia Far East Index, Morgan Stanley World Index, Russell 2000 Index, or other variable annuity separate accounts.

                               FEDERAL TAX STATUS

The following discussion of federal income tax treatment of amounts received under a variable annuity contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. Tax laws can change, even with respect to contracts that have already been issued. Tax law revisions, with unfavorable consequences to contracts offered by this prospectus, could have retroactive effect on previously issued contracts or on subsequent voluntary transactions in previously issued contracts.

Ohio National Life is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code"). Since the operations of VAA are a part of, and are taxed with, the operations of Ohio National Life, VAA is not separately taxed as a "regulated investment company" under Subchapter M of the Code.

As to tax-qualified contracts, no federal income tax is payable under present law on dividend income or capital gains distributions from Fund Shares held in VAA or upon capital gains realized by VAA on redemption of Fund Shares. When a non-tax-qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and you must look only to your employer for the payment of deferred compensation benefits. Generally, in that case, an annuitant will have no "investment in the contract" and amounts received by you from your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the year of receipt.

The contracts described in this prospectus are considered annuity contracts under Section 72 of the Code, which generally provides for taxation of annuities. Under existing provisions of the Code, any increase in the accumulation value of the contract is not taxable to you as the owner or annuitant until you receive it, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution (provided that the owner of a non-tax qualified contract must be a natural person for this purpose). With certain exceptions, where the owner of a non-tax qualified contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the contract attributable to purchase payments made after February 28, 1986 will be treated as ordinary income received or accrued by the owner during the current tax year.

When annuity payments commence under the contract each payment is taxable under
Section 72 of the Code as ordinary income in the year of receipt if the annuitant has neither paid any portion of the purchase payments for the contract nor has previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been paid from or included in your taxable income, this aggregate amount will be considered your "investment in the contract." You will be entitled to exclude from your taxable income a portion of each annuity payment equal to your "investment in the contract" divided by the period of expected annuity payments, determined by your life expectancy and the form of annuity benefit. Once your "investment in the contract" is recovered, the entire portion of each annuity payment will be included in your taxable income.

If an election is made to receive the accumulated value in a single sum in lieu of annuity payments, any amount received or withdrawn in excess of the "investment in the contract" will normally be taxed as ordinary income in the year received. A partial withdrawal of contract values is taxable as income to the extent that the accumulated value of the contract immediately before the payment exceeds the "investment in the contract." Such a withdrawal is treated as a distribution of earnings first and only second as recovery of your "investment in the contract". Any part of the value of the contract that is assigned or pledged to secure a loan will be taxed as if it had been a partial withdrawal and may be subject to a penalty tax.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is (1) received on or after the taxpayer reaches age 59-1/2; (2) made to a beneficiary on or after the death of the annuitant; (3) attributable to the taxpayer's becoming disabled; (4) made as a series of substantially equal periodic payments for the life of the annuitant (or joint lives of the annuitant and beneficiary);
(5) from a contract that is a qualified funding asset for purposes of a structured settlement; (6) made under an annuity contract that is purchased with a single premium and with an annuity payout date not later than a year from the purchase of the annuity, or (7) incident to divorce. If an election is made not to have withholding apply to the early withdrawal or if an insufficient amount is withheld, the contract owner may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. Failure to provide your taxpayer identification number will automatically subject any payments under the contract to withholding.

TAX-DEFERRED ANNUITIES

Under the provisions of Section 403(b) of the Code, purchase payments made for annuity contracts purchased for employees by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that the aggregate purchase payments plus any other amounts contributed to the purchase of a contract and toward benefits under qualified retirement plans do not exceed the exclusion allowance determined for the employee as set forth in Sections 403(b) and 415 of the Code. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts received by an employee under a contract, either in the form of annuity payments or cash withdrawal, will be taxed under Section 72 of the Code as ordinary income for the year received, except for exclusion of any amounts representing "investment in the contract." Under certain circumstances, amounts received may be used to make a "tax-free rollover" into one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over from the tax-deferred annuity to the individual retirement arrangement.

With respect to earnings accrued and purchase payments made after December 31, 1988, pursuant to a salary reduction agreement under Section 403(b) of the Code, distributions may be paid only when the employee (a) attains age 59-1/2, (b) separates from the employer's service, (c) dies, (d) becomes disabled as defined in the Code, or (e) incurs a financial hardship as defined in the Code. In the case of hardship, cash distributions may not exceed the amount of such purchase payments. These restrictions do not affect rights to transfer investments among the subaccounts and do not limit the availability of transfers between tax-deferred annuities.

QUALIFIED PENSION OR PROFIT-SHARING PLANS

Under present law, purchase payments made by an employer or trustee, pursuant to a plan or trust qualified under Section 401(a) or 403(a) of the Code, are generally excludable from gross income of the employee. The portion, if any, of the purchase payments made by the employee, or which is considered taxable income to the employee in the year such payments are made, constitutes an "investment in the contract" under Section 72 of the Code for the employee's annuity benefits. Salary reduction payments to a profit sharing plan qualifying under Section 401(k) of the Code are generally excludable from gross income of the employee.

The Code requires that plans must prohibit any distribution to a plan participant prior to age 59-1/2, except in the event of death, total disability or separation from service. Distributions must commence no later than April 1 of the calendar year following the year in which the participant reaches age 70-1/2. Premature distribution of benefits or contributions in excess of those permitted by the Code may result in certain penalties under the Code.


If an employee, or one or more of the beneficiaries, receives the total amounts payable with respect to an employee within one taxable year after age 59-1/2 on account of the employee's death or separation from service of the employer, any amount received in excess of the employee's "investment in the contract" may be taxed under special 5-year forward averaging rules. The taxpayer can elect to have that portion of a lump-sum distribution attributable to years of participation prior to January 1, 1974 given capital gains treatment. The percentage of pre-74 distribution subject to capital gains treatment decreases as follows: 100%, 1987; 95%, 1988; 75%, 1989; 50%, 1990; and 25%, 1991. For tax
years 1992 and thereafter no capital gains treatment is available (except that taxpayers who were age 50 before 1986 may still elect capital gains treatment). The employee receiving such a distribution may be able to make a "tax-free rollover" of the distribution less the employee's "investment in the contract" into another qualified plan in which the employee is a participant or into one of the types of individual retirement arrangements permitted under the Code. An employee's surviving spouse receiving such a distribution may be able to make a tax-free rollover to one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement.

INDIVIDUAL RETIREMENT ANNUITIES (IRA)

Section 408(b) of the Code provides that an individual may invest an amount up to $2,000 per year of earned income in an IRA and claim it as a personal tax deduction if such person or the person's spouse is not an "active participant" in an employer maintained qualified retirement plan or such person has adjusted gross income which does not exceed the "applicable dollar limit." For a single taxpayer, the applicable dollar limitation is $25,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $25,000-$35,000. For married couples filing jointly, the applicable dollar limitation is $40,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $40,000- $50,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $35,000 for individuals and $50,000 for married couples filing jointly. In the alternative, an individual otherwise qualified for an IRA may elect to contribute to an IRA for the individual and for the individual's non-working spouse, with the total deduction limited to $4,000.

Individuals are permitted to make non-deductible IRA contributions to the extent they are ineligible to make deductible IRA contributions. Any amount received from another qualified plan (including another individual retirement arrangement) which is eligible as a "tax-free rollover" may be invested in an IRA, and is not counted toward the overall contribution limit. Earnings on nondeductible IRA contributions are not subject to tax until they are withdrawn. The combined limit on designated nondeductible and deductible contributions for a tax year is the lesser of 100% of compensation or $2,000 ($4,000 in the case of an additional contribution to a spousal IRA).

Generally, distributions (all or part) made prior to age 59-1/2 (except in the case of death or disability) will result in a penalty tax of 10% plus ordinary income tax treatment of the amount received. Additionally, there is an excise tax of 6% of the amount contributed in excess of either the deductible limit or nondeductible limit, as indicated above, if such amount is not withdrawn prior to the filing of the income tax return for the year of contribution or applied as an allowable contribution for a subsequent year. The excise tax will continue to apply each year until the excess contribution is corrected. Distributions after age 59-1/2 are treated as ordinary income at the time received. Distributions must commence before April 1 following the year in which the individual reaches age 70-1/2. A 50% nondeductible excise tax is imposed on the excess in any tax year of the amount that should have been distributed over the amount actually distributed.

SIMPLIFIED EMPLOYEE PENSION PLANS (SEPPS)

Under Section 408 of the Code, employers may establish SEPPs for their employees. Under these plans the employer may contribute on behalf of an employee to an individual retirement account or annuity. The amount of the contribution is excludable from the employee's income.

Certain employees who participate in a SEPP will be entitled to elect to have the employer make contributions to a SEPP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to a SEPP, it is not treated as current taxable income to the employee. Elective deferrals under a SEPP are subject to an inflation-indexed limit which is $9,500 for 1996. Salary-reduction SEPPs are available only if at least 50% of the employees elect to have amounts contributed to the SEPP and if the employer has 25 or fewer employees at all times during the preceding year.

An employee may also take a deduction for individual contributions to the IRA, subject to the limits applicable to IRAs in general. Withdrawals from the IRAs to which the employer contributes must be permitted. These withdrawals, however, are subject to the general rules with respect to withdrawals from IRAs.

WITHHOLDING ON DISTRIBUTION

Distributions from tax-deferred annuities or qualified pension or profit sharing plans that are eligible for "tax-free rollover" will be subject to an automatic 20% withholding unless such amounts are directly rolled over to an individual retirement arrangement or another qualified plan. Federal income tax withholding on annuity payments is required. However, recipients of annuity payments are allowed to elect not to have the tax withheld. Such an election may be revoked at any time with respect to annuity payments and thereafter withholding would commence. Failure to provide your taxpayer identification number will automatically subject any payments under the contract to withholding.

                                   APPENDIX A
                            IRA DISCLOSURE STATEMENT

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your simplified employee pension IRA (SEPP-IRA) for employer contributions, or to one you purchase for your spouse (see "IRA for Non-working Spouse", page 19). You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 20 days after it is delivered (see page 8). This is a more liberal provision than is required in connection with IRA's. To exercise this "free-look" provision write or call the address shown below: The Ohio National Life Insurance Company

P. O. Box 2669
Cincinnati, Ohio 45201
Telephone: (513) 794-6452 - 8:30 a.m.  - 4:30 p.m.  (Eastern Time Zone)

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to your IRA will be deductible if you or your spouse is not an "active participant" in an employer maintained qualified retirement plan or you have Adjusted Gross Income which does not exceed the "applicable dollar limit". IRA (or SEPP-IRA) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $25,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $25,000-$35,000. For married couples filing jointly, the applicable dollar limitation is $40,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $40,000-$50,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $35,000 for individuals and $50,000 for married couples filing jointly.

Contributions made by your employer to your SEPP-IRA are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEPP-IRA will be entitled to elect to have their employer make contributions to their SEPP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEPP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEPP-IRA are subject to an inflation-adjusted limit which is $9,500 for 1996. Salary-reduction SEPP-IRAs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SEPP-IRA and if the employer has 25 or fewer employees at all times during the preceding year.

The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) $2,000 or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.

Under a SEPP-IRA agreement, the maximum annual contribution which your employer may make on your behalf to a SEPP-IRA contract which is excludable from your income is the lesser of 15% of your salary or $22,500. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEPP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $2,000 or (2) 100% of taxable alimony.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEPP-IRA, the excess amount will be considered an "excess contribution". You are permitted to withdraw an excess contribution from your IRA or SEPP-IRA before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions, page 19, for penalties imposed on withdrawal when the contribution exceeds $2,250).

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you will also be eligible to establish an IRA for your spouse if your spouse receives no earned compensation for the tax year. Contribution to both IRA's may not exceed $2,250. If the requirements for deductibility are met, you will only be able to deduct an amount equal to the least of: (1) amount contributed, (2) $2,250 or (3) 100% of your compensation. Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions."

If you contribute more than the amount you may contribute, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEPP-IRA and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEPP-IRA) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEPP-IRA be forfeited. To insure that your contributions will be used for your retirement, the federal tax law does not permit you to use your IRA or SEPP-IRA as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEPP-IRA to anyone. Use of an IRA (or SEPP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59-1/2 or totally disabled. (You may, however, assign your IRA or SEPP-IRA without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may surrender any portion of the value of your IRA (or SEPP-IRA). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age or 59-1/2 totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59-1/2 or are disabled.

DISTRIBUTION AT RETIREMENT

Once you have attained age 59-1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEPP-IRA) regardless of when you actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as you receive them.

INADEQUATE OR UNDER DISTRIBUTIONS - 50% TAX

Your IRA or SEPP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70-1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

DEATH BENEFITS

If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEPP-IRA), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

PROTOTYPE STATUS

The Internal Revenue Service has been requested to review the format of your SEPP, and to issue an opinion letter to Ohio National Life stating that your IRA qualifies as a prototype SEPP.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

                     ILLUSTRATION OF IRA FIXED ACCUMULATIONS

                                 AGE 60                             AGE 65                             AGE 70
                               GUARANTEED                         GUARANTEED                         GUARANTEED
                             SURRENDER VALUE                    SURRENDER VALUE                    SURRENDER VALUE
                     -----------------------------      -------------------------------    ------------------------------
                                         $2,000                              $2,000                             $2,000
                        $1,000          ONE TIME           $1,000           ONE TIME          $1,000           ONE TIME
     CONTRACT           ANNUAL          LUMP SUM           ANNUAL           LUMP SUM          ANNUAL           LUMP SUM
    ANNIVERSARY      CONTRIBUTIONS    CONTRIBUTION      CONTRIBUTIONS     CONTRIBUTION     CONTRIBUTIONS     CONTRIBUTION
    -----------      -------------    ------------      -------------     ------------     -------------     ------------
         1           $   925.35        $  2,027.45         $   925.35     $  2,027.45       $   925.35       $  2,027.45
         2             1,878.46           2,055.72           1,878.46        2,055.72         1,878.46          2,055.72
         3             2,870.01           2,083.76           2,870.01        2,083.76         2,870.01          2,083.76
         4             3,901.83           2,111.91           3,901.83        2,111.91         3,901.83          2,111.91
         5             4,975.45           2,140.16           4,975.45        2,104.16         4,975.45          2,140.16
         6             6,102.14           2,166.24           6,102.14        2,166.24         6,102.14          2,166.24
         7             7,276.08           2,194.24           7,276.08        2,194.24         7,276.08          2,194.24
         8             8,497.12           2,222.31           8,497.12        2,222.31         8,497.12          2,222.31
         9             9,757.56           2,253.98           9,757.56        2,253.98         9,757.56          2,253.98
        10            11,055.81           2,286.60          11,055.81        2,286.60        11,055.81          2,286.60
        15            18,155.17           2,464.97          18,155.17        2,464.97        18,155.17          2,464.97
        20            26,385.27           2,671.76          26,385.27        2,671.76        26,385.27          2,671.76
        25            35,926.22           2,911.48          35,926.22        2,911.48        35,926.22          2,911.48
        30            46,986.79           3,189.39          46,986.79        3,189.39        46,986.79          3,189.39
        35            59,809.02           3,511.55          59,809.02        3,511.55        59,809.02          3,511.55
        40            74,673.50           3,885.03          74,673.50        3,885.03        74,673.50          3,885.03
        45            91,905.51           4,318.00          91,905.51        4,318.00        91,905.51          4,318.00
        50           111,882.13           4,819.92         111,882.13        4,819.92       111,882.13          4,819.92
        55           135,040.51           5,401.79         135,040.51        5,401.79       135,040.51          5,401.79
        60           161,887.42           6,076.34         161,887.42        6,076.34       161,887.42          6,076.34
        65                                                 193,010.34        6,858.32       193,010.34          6,858.32
        70                                                                                  229,090.34          7,764.85

* Guaranteed Interest Rate: 3.00% is applicable to each contract anniversary.

* The Surrender Value is the Accumulation Values less the Contingent Deferred Sales Charge.

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                        OHIO NATIONAL VARIABLE ACCOUNT A
                                       OF
                    THE OHIO NATIONAL LIFE INSURANCE COMPANY

                                One Financial Way
                             Cincinnati, Ohio 45242
                            Telephone (513) 794-6452

                       STATEMENT OF ADDITIONAL INFORMATION

                                 _________, 19__

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus for Ohio National Variable Account A ("VAA") flexible purchase payment individual variable annuity contracts dated _________, 19__. To obtain a free copy of the VAA prospectus, write or call The Ohio National Life Insurance Company ("Ohio National Life") at the above address.

                                                    Table of Contents

                  Custodian . . . . . . . . . . . . . . . . . . . . . . .  . . . . .  2
                  Independent Certified Public Accountants . . . . . . . . . . . . .  2
                  Underwriter . . . . . . . . . . . . . . . . . . . . . .  . . . . .  2
                  Calculation of Money Market Subaccount Yield . . . . . . . . . . .  3
                  Total Return . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
                  Transfer Limitations . . . . . . . . . . . . . . . . . . . . . . .  4
                  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  5
                  Appendix:
                           Loans Under Tax-sheltered Annuities . . . . . . . . . . . 47
                           Guaranteed Accumulation Account . .  . . . . . . . . . . .47

                                   "EXPLORER"
                                VARIABLE ANNUITY

CUSTODIAN

Ohio National Life has executed an agreement with The Provident Bank ("the Bank"), Cincinnati, Ohio, pursuant to which the shares of Ohio National Fund, Inc. ("Fund") and other assets credited to VAA in connection with these contracts will be held in the custody of the Bank. The agreement provides that the Bank will purchase Fund shares at their net asset value determined as of the end of the valuation period of VAA during which the purchase payment is received by Ohio National Life for outstanding contracts or, in the case of new contracts, the value determined as of the end of the valuation period during which the contract is issued. The Bank effects redemptions of Fund shares held by VAA upon instructions from Ohio National Life at net asset value determined as of the end of the valuation period of VAA during which a redemption request is received or made by Ohio National Life. In addition, the Bank maintains appropriate records with respect to all transactions in Fund shares relative to VAA.

The agreement requires the Bank to have at all times an aggregate capital, surplus and undivided profit of not less than $2 million and prohibits resignation by the Bank until (a) a successor custodian bank having the qualifications enumerated above shall have agreed to serve as custodian, or (b) VAA has been completely liquidated and the proceeds of such liquidation properly distributed. Subject to these conditions the agreement of custodianship may be terminated by either party upon sixty days written notice. For its services as custodian, the Bank will be paid a fee to be agreed upon from time to time by the Bank and Ohio National Life.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The financial statements of VAA as of December 31, 1995 and for the periods indicated herein and of The Ohio National Life Insurance Company's consolidated financial statements as of December 31, 1995 and 1994 and for the periods indicated herein have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report on The Ohio National Life Insurance Company refers to a change in accounting and reporting by mutual life insurance enterprises and by insurance enterprises for certain long-duration participating contracts in 1995.


UNDERWRITER

The offering of the contracts is continuous. At the date of this Statement of Additional Information, The O.N. Equity Sales Company ("ONESCO"), a wholly-owned subsidiary of Ohio National Life, was the principal underwriter of the contracts. The aggregate amount of underwriting commissions paid to ONESCO with respect to contracts issued by VAA, and the amounts retained by ONESCO, for each of the last three years have been:

                        Aggregate             Retained
          Year          Commissions          Commissions
          1995          $1,645,426            $151,215
          1994           1,562,146             178,330
          1993             997,974             122,570

Pending receipt of necessary regulatory approvals, Ohio National Equities, Inc., a new wholly-owned subsidiary of Ohio National Life, will become the principal underwriter of the contracts.

CALCULATION OF MONEY MARKET SUBACCOUNT YIELD


The current yield of the Money Market subaccount for the seven days ended on December 31, 1995, was 4.13%. This was calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the subaccount at the beginning of the seven-day period, dividing the net change in subaccount value by the value of the subaccount at the beginning of the base period to obtain the base period return, and multiplying the difference by 365/7. The resulting figure is carried to the nearest hundredth of one percent.

TOTAL RETURN

The average annual compounded rate of return for a contract with respect to a particular subaccount over a given period is found by equating the initial amount invested to the ending redeemable value using the following formula:

                                     P(1 + T(n) = ERV

         where: P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and
                        ERV = the ending redeemable value of a hypothetical
                              $1,000 beginning-of-period payment at the end of the period (or fractional portion thereof).

For this purpose, it should be noted that the current series of contracts were initially offered on or after the date of this Statement of Additional Information. The data based upon the performance of the subaccounts prior to that date is presented as if the same charges and deductions applicable to the current contracts had been in effect from the inception of each corresponding portfolio of the Fund or Other Funds. Note also that, for purposes of these calculations, the annual contract administration charge of $35 has been converted to an annualized percentage charge of 0.18%. This is based upon an estimated average accumulation value of $19,000 for contracts in this series. The actual effect that the contract administration charge would have on total returns would be less than that percentage for contracts having a higher accumulation value and greater than that percentage for contracts having a lower accumulation value.

The average annual total returns for current contracts in each of the subaccounts from the inception of the subaccount and for the one-, five- and ten-year periods ending on December 31, 1995, and assuming surrender of the contract on the latter date, are as follows:

                                    One            Five           Ten           From           Inception
                                    Year           Years         Years        Inception         Date
                                    ------         ------       ------        ---------       ----------
Equity                              25.22%         11.70%       11.59%           8.46%        10-06-69
Money Market                         3.97%          2.59%        4.09%           5.90%        03-20-80
Bond                                17.05%          7.29%        6.62%           7.33%        11-02-82
Omni                                20.84%         10.33%        9.02%           9.49%        09-10-84

                                    One            Five           Ten           From           Inception
                                    Year           Years         Years        Inception        _Date__

International                       10.36%           N/A          N/A           15.05%         04-30-93
Capital Appreciation                20.71%           N/A          N/A           14.23%         05-01-94
Small Cap                           30.94%           N/A          N/A           31.11%         05-01-94
Global Contrarian                     N/A            N/A          N/A            7.61%         03-31-95
Aggressive Growth                     N/A            N/A          N/A           25.46%         03-31-95
Core Growth                           N/A            N/A          N/A            N/A             -  -97
Growth & Income                       N/A            N/A          N/A            N/A             -  -97
S&P 500 Index                         N/A            N/A          N/A            N/A             -  -97
Social Awareness                      N/A            N/A          N/A            N/A             -  -97
Emerging Markets                      N/A            N/A          N/A            N/A           02-02-96
High Income                         19.24%           17.44%       N/A            9.99%         10-09-86
Equity-Income                       33.61%           19.84%       N/A           11.85%         10-09-86
Growth                              33.88%           19.30%       N/A           13.35%         10-09-86


TRANSFER LIMITATIONS

To the extent that transfers, surrenders, partial withdrawals and annuity payments from a subaccount exceed net purchase payments and transfers into that subaccount, securities of the corresponding portfolio of the Fund may have to be sold. Excessive sales of a portfolio's securities on short notice could be detrimental to that portfolio and to contractowners with values allocated to the corresponding subaccount. To protect the interests of all contractowners, Ohio National Life reserves the right to limit the number, frequency, method or amount of transfers. Transfers from any portfolio of the Fund on any one day may be limited to 1% of the previous day's total net assets of that portfolio if Ohio National Life or the Fund, in its or their discretion, believes that the portfolio might otherwise be damaged.

If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers (that is, those pursuant to a pre-existing dollar cost averaging program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile requests in the order received. Contractowners whose transfer requests are not made will be so notified. Current SEC rules preclude Ohio National Life from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations.

                        OHIO NATIONAL VARIABLE ACCOUNT A
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
         The Ohio National Life Insurance Company

The Contract Owners
         Ohio National Variable Account A

We have audited the accompanying statements of assets and contract owners' equity of Ohio National Variable Account A as of December 31, 1995, and the related statements of operations, changes in contract owners' equity and schedules of changes in unit values for each of the periods indicated herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by examination of the underlying mutual fund. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Variable Account A at December 31, 1995, and the results of its operations, changes in contract owners' equity and changes in unit values for each of the periods indicated herein, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Cincinnati, Ohio
January 26, 1996

================================================================================

                        OHIO NATIONAL VARIABLE ACCOUNT A
                STATEMENTS OF ASSETS AND CONTRACT OWNERS' EQUITY
                                DECEMBER 31, 1995

                                          MONEY                                  INTER-
                            EQUITY       MARKET        BOND          OMNI        NATIONAL
                          SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                          ----------   ----------   ----------    ----------    ----------
Assets - Investments
at market value
(note 2)                $ 69,436,065  $ 4,906,226   $4,757,079   $ 44,360,064   $33,130,174
                        ============  ===========   ==========   ============   ===========
Contract owners'
equity:
   Contracts in
   accumulation
   period (note 3)      $ 69,084,841  $ 4,783,920   $4,747,050   $ 44,254,306   $33,130,174
   Annuity reserves
   for contracts in
   payment period            351,224      122,306       10,029        105,758             0
                        ------------  -----------   ----------   ------------   -----------
Total contract
owners' equity          $ 69,436,065  $ 4,906,226   $4,757,079   $ 44,360,064   $33,130,174
                        ============  ===========   ==========   ============   ===========

                            CAPITAL      SMALL      GLOBAL     AGGRESS.
                            APPREC.       CAP       CONTR.      GROWTH
                          SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                          ----------  ----------  ----------  ----------
Assets - Investments
at market value
(note 2)                  $4,207,564  $5,223,471   $548,985   $625,253
                          ==========  ==========   ========   ========
Contract owners'
equity:
   Contracts in
   accumulation
   period (note 3)        $4,207,564  $5,223,471   $548,985   $625,253
   Annuity reserves
   for contracts in
   payment period                  0           0          0          0
                          ----------  ----------   --------   --------
Total contract
owners' equity            $4,207,564  $5,223,471   $548,985   $625,253
                          ==========  ==========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                                                     OHIO NATIONAL VARIABLE ACCOUNT A
                                                      STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                                              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                                   -----------------------------------------------------------------------------------------------
                                            EQUITY                  MONEY MARKET
                                          SUBACCOUNT                 SUBACCOUNT
                                       1995        1994           1995        1994
                                   ------------------------   -----------------------
Investment activity:
   Reinvested capital gains
     and dividends ..............  $ 1,723,423  $ 1,572,122   $  189,597   $  108,479
                                   -----------  -----------   ----------   ----------
   Realized and Unrealized gain
     (loss) on investments:
     Realized gain (loss) .......      904,829      625,295            0            0
     Unrealized gain (loss) .....   11,625,942   (2,080,712)           0            0
                                   -----------  -----------   ----------   ----------
       Net gain (loss) on
         investments ............   12,530,771   (1,455,417)           0            0
                                   -----------  -----------   ----------   ----------
         Net investment activity    14,254,194      116,705      189,597      108,479
                                   -----------  -----------   ----------   ----------
Equity transactions:
   Sales:
     Contract purchase payments .    8,103,486    7,622,777    2,272,210    1,691,091
     Transfers from fixed and
       other subaccounts ........    3,069,834    1,842,285    1,882,448      767,783
                                   -----------  -----------   ----------   ----------
                                    11,173,320    9,465,062    4,154,658    2,458,874
                                   -----------  -----------   ----------   ----------
   Redemptions:
     Withdrawals and surrenders .    2,826,751    1,898,657      305,731      266,569
     Annuity and death benefit
       payments .................      599,141      133,152       16,451      101,118
     Transfers to fixed and
       other subaccounts ........    2,340,950    3,886,956    2,691,865      977,212
                                   -----------  -----------   ----------   ----------
                                     5,766,842    5,918,765    3,014,047    1,344,899
                                   -----------  -----------   ----------   ----------
         Net equity transactions     5,406,478    3,546,297    1,140,611    1,113,975
                                   -----------  -----------   ----------   ----------
Risk and administrative
   expense (note 4) .............      651,801      530,943       34,079       31,442
                                   -----------  -----------   ----------   ----------
     Net change in contract
       owners' equity ...........   19,008,871    3,132,059    1,296,129    1,191,012
Contract owners' equity:
   Beginning of period ..........   50,427,194   47,295,135    3,610,097    2,419,085
                                   -----------  -----------   ----------   ----------
   End of period ................  $69,436,065  $50,427,194   $4,906,226   $3,610,097
                                   ===========  ===========   ==========   ==========



                                                                      OHIO NATIONAL VARIABLE ACCOUNT A
                                                       STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                                               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                                    -----------------------------------------------------------------------------------------------
                                             BOND                      OMNI
                                          SUBACCOUNT                SUBACCOUNT
                                       1995       1994           1995         1994
                                    ----------------------    -------------------------
Investment activity:
   Reinvested capital gains
     and dividends ..............   $  211,780  $  249,396    $ 1,108,038   $ 1,270,091
                                    ----------  ----------    -----------   -----------
   Realized and Unrealized gain
     (loss) on investments:
     Realized gain (loss) .......        6,646     (20,500)       435,547       312,399
     Unrealized gain (loss) .....      482,005    (361,480)     6,398,204    (1,756,305)
                                    ----------  ----------    -----------   -----------
       Net gain (loss) on
         investments ............      488,651    (381,980)     6,833,751    (1,443,906)
                                    ----------  ----------    -----------   -----------
         Net investment activity       700,431    (132,584)     7,941,789      (173,815)
                                    ----------  ----------    -----------   -----------
Equity transactions:
   Sales:
     Contract purchase payments .      959,158     758,640      5,062,792     7,029,736
     Transfers from fixed and
       other subaccounts ........      303,129     144,860        793,343       973,373
                                    ----------  ----------    -----------   -----------
                                     1,262,287     903,500      5,856,135     8,003,109
                                    ----------  ----------    -----------   -----------
   Redemptions:
     Withdrawals and surrenders .      271,658     104,763      2,021,783     1,447,772
     Annuity and death benefit
       payments .................       25,808         869        116,467        21,726
     Transfers to fixed and
       other subaccounts ........      193,959     724,239      2,043,636     3,468,899
                                    ----------  ----------    -----------   -----------
                                       491,425     829,871      4,181,886     4,938,397
                                    ----------  ----------    -----------   -----------
         Net equity transactions       770,862      73,629      1,674,249     3,064,712
                                    ----------  ----------    -----------   -----------
Risk and administrative
   expense (note 4) .............       44,400      36,370        425,306       380,705
                                    ----------  ----------    -----------   -----------
     Net change in contract
       owners' equity ...........    1,426,893     (95,325)     9,190,732     2,510,192
Contract owners' equity:
   Beginning of period ..........    3,330,186   3,425,511     35,169,332    32,659,140
                                    ----------  ----------    -----------   -----------
   End of period ................   $4,757,079  $3,330,186    $44,360,064   $35,169,332
                                    ==========  ==========    ===========   ===========

   The accompanying notes are an integral part of these financial statements.
                                (continued)

                                                            OHIO NATIONAL VARIABLE ACCOUNT A
                                           STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 (CONTINUED)
                                   -------------------------------------------------------------------------------
                                         INTERNATIONAL          CAPITAL APPRECIATION(a)
                                          SUBACCOUNT                  SUBACCOUNT
                                      1995          1994          1995        1994
                                   ------------------------    ----------------------
Investment activity:
   Reinvested capital gains
     and dividends ..............  $   991,686  $   182,743    $   55,307  $  6,015
                                   -----------  -----------    ----------  --------
   Realized and Unrealized gain
   (loss) on investments:
     Realized gain (loss) .......      137,917       71,841        16,743       782
     Unrealized gain (loss) .....    2,266,142      292,268       291,929      (905)
                                   -----------  -----------    ----------  --------
       Net gain (loss) on
         investments ............    2,404,059      364,109       308,672      (123)
                                   -----------  -----------    ----------  --------
         Net investment activity     3,395,745      546,852       363,979     5,892
                                   -----------  -----------    ----------  --------
Equity transactions:
   Sales:
     Contract purchase payments .    7,753,900   11,195,111     2,638,520   504,692
     Transfers from fixed and
       other subaccounts ........    1,305,223    9,158,421       806,607    81,436
                                   -----------  -----------    ----------  --------
                                     9,059,123   20,353,532     3,445,127   586,128
                                   -----------  -----------    ----------  --------
   Redemptions:
     Withdrawals and surrenders .    1,134,559      244,707        59,207         0
     Annuity and death benefit
       payments .................       54,693       50,543             0    28,112
     Transfers to fixed and
       other subaccounts ........    3,141,268      740,320        70,828    14,943
                                   -----------  -----------    ----------  --------
                                     4,330,520    1,035,570       130,035    43,055
                                   -----------  -----------    ----------  --------
         Net equity transactions     4,728,603   19,317,962     3,315,092   543,073
                                   -----------  -----------    ----------  --------
Risk and administrative
   expense (note 4) .............      312,946      182,911        19,404     1,068
                                   -----------  -----------    ----------  --------
     Net change in contract
       owners' equity ...........    7,811,402   19,681,903     3,659,667   547,897
Contract owners' equity:
   Beginning of period ..........   25,318,772    5,636,869       547,897         0
                                   -----------  -----------    ----------  --------
   End of period ................  $33,130,174  $25,318,772    $4,207,564  $547,897
                                   ===========  ===========    ==========  ========

                                                            OHIO NATIONAL VARIABLE ACCOUNT A
                                           STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 (CONTINUED)
                                   -------------------------------------------------------------------------------
                                                               GLOBAL      AGRESSIVE
                                         SMALL CAP(a)        CONTRAR.(b)   GROWTH(b)
                                          SUBACCOUNT         SUBACCOUNT   SUBACCOUNT
                                      1995        1994           1995        1995
                                   ----------------------   ------------------------
Investment activity:
   Reinvested capital gains
     and dividends ..............  $    8,230    $  7,996    $  1,259     $ 12,988
                                   ----------    --------    --------     --------
   Realized and Unrealized gain
   (loss) on investments:
     Realized gain (loss) .......      32,092       7,406        (587)       4,085
     Unrealized gain (loss) .....     609,033      42,149      13,613       23,386
                                   ----------    --------    --------     --------
       Net gain (loss) on
         investments ............     641,125      49,555      13,026       27,471
                                   ----------    --------    --------     --------
         Net investment activity      649,355      57,551      14,285       40,459
                                   ----------    --------    --------     --------
Equity transactions:
   Sales:
     Contract purchase payments .   2,704,917     825,873     508,497      544,084
     Transfers from fixed and
       other subaccounts ........   1,195,795      97,996      38,361       50,264
                                   ----------    --------    --------     --------
                                    3,900,712     923,869     546,858      594,348
                                   ----------    --------    --------     --------
   Redemptions:
     Withdrawals and surrenders .      81,418         250       1,715          119
     Annuity and death benefit
       payments .................      16,255      22,573           0            0
     Transfers to fixed and
       other subaccounts ........     121,816      38,171       7,642        7,936
                                   ----------    --------    --------     --------
                                      219,489      60,994       9,357        8,055
                                   ----------    --------    --------     --------
         Net equity transactions    3,681,223     862,875     537,501      586,293
                                   ----------    --------    --------     --------
Risk and administrative
   expense (note 4) .............      23,562       3,971       2,801        1,499
                                   ----------    --------    --------     --------
     Net change in contract
       owners' equity ...........   4,307,016     916,455     548,985      625,253
Contract owners' equity:
   Beginning of period ..........     916,455           0           0            0
                                   ----------    --------    --------     --------
   End of period ................  $5,223,471    $916,455    $548,985     $625,253
                                   ==========    ========    ========     ========

(a)  Commenced operations May 1, 1994.
(b)  Commenced operations March 31, 1995.

   The accompanying notes are an integral part of these financial statements.

                        OHIO NATIONAL VARIABLE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995

(1) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Ohio National Variable Account A (the Account) is a separate account of The Ohio National Life Insurance Company (ONLIC) and all obligations arising under variable annuity contracts are general corporate obligations of ONLIC. The account has been registered as a unit investment trust under the Investment Company Act of 1940.

    Assets of the Account are invested in shares of Ohio National Fund, Inc. (the Fund), a diversified open-end management investment company. The Fund's investments are subject to varying degrees of market, interest and financial risks; the issuers' abilities to meet certain obligations may be affected by economic developments in their respective industries.

    Annuity reserves are computed for currently payable contracts according to the Progressive Annuity Mortality Table. The assumed interest rate is 3.5 and 4.0 percent depending on the contract selected by the annuitant. Charges to annuity reserves for adverse mortality and expense risk experience are reimbursed to the Account by ONLIC.

    Investments are valued at the net asset value of fund shares held at December 31, 1995. Share transactions are recorded on the trade date. Income and capital gain distributions are recorded on the ex-dividend date. Net realized capital gain or loss is determined on the basis of average cost.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) INVESTMENTS

    At December 31, 1995 the aggregate cost and number of shares of Ohio National Fund, Inc. owned by the respective subaccounts were:

                                     MONEY                                 INTER-
                      EQUITY        MARKET        BOND         OMNI       NATIONAL
                    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
-------------------------------------------------------------------------------------
Aggregate Cost    $ 50,343,780    $4,906,226   $4,496,732   $35,410,035  $30,120,032
Number of shares     2,429,236       490,623      435,271     2,520,501    2,303,282

                      CAPITAL       SMALL        GLOBAL      AGGRESS.
                      APPREC.        CAP         CONTR.       GROWTH
                    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
----------------------------------------------------------------------
Aggregate Cost      $3,916,540   $4,572,289     $535,373    $601,867
Number of shares       350,981      329,515       50,819      52,791

(3) CONTRACTS IN ACCUMULATION PERIOD
    At December 31, 1995 the accumulation units and value per unit of the respective subaccounts and products were:

                                                           ACCUMULATION UNITS                    VALUE PER UNIT
                                                           ------------------                    --------------
EQUITY SUBACCOUNT
    Combination..........................................      36,620.054                        $  96.995665
    Back Load............................................      20,564.069                           54.616584
    Top I................................................     185,550.190                           43.711561
    Top II...............................................   1,394,000.758                           37.616119
    Top Plus.............................................     301,146.725                           12.824740

MONEY MARKET SUBACCOUNT
    VIA..................................................      23,518.810                           25.237165
    Top I................................................      26,822.902                           19.122749
    Top II...............................................     130,217.732                           16.904534
    Top Plus.............................................     136,204.870                           10.837896

BOND SUBACCOUNT
    Top I................................................      30,431.446                           27.068171
    Top II...............................................     130,719.697                           24.481177
    Top Plus.............................................      64,972.687                           11.130129

OMNI SUBACCOUNT
    Top I................................................  134,309.182                           29.404272
    Top II...............................................1,272,671.551                           29.337035
    Top Plus.............................................  244,024.999                           12.165280

                        OHIO NATIONAL VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1995

INTERNATIONAL SUBACCOUNT
    Top I................................................     112,362.463                           14.702847
    Top II...............................................   1,803,630.317                           14.702847
    Top Plus.............................................     384,681.903                           12.892796

CAPITAL APPRECIATION SUBACCOUNT
    Top I................................................       8,261.482                           11.370573
    Top II...............................................     126,633.448                           11.370573
    Top Plus.............................................     211,756.246                           12.626458

SMALL CAP SUBACCOUNT
    Top I................................................      16,138.682                           12.201273
    Top II...............................................     154,062.671                           12.201273
    Top Plus.............................................     198,048.000                           15.889068

GLOBAL CONTRARIAN SUBACCOUNT
    Top II...............................................       3,869.684                           10.125502
    Top Plus.............................................      47,134.070                           10.816003

AGGRESSIVE GROWTH SUBACCOUNT
    Top II...............................................       9,491.106                           10.499375
    Top Plus.............................................      41,681.350                           12.610012


(4) RISK AND ADMINISTRATIVE EXPENSE
    A deduction is made at the end of each valuation period, equal to 0.25% on an annual basis, of the contract value for administrative expenses, based on premiums established at the time the contracts are issued.

    Although variable annuity payments differ according to the investment performance of the Accounts, they are not affected by mortality or expense experience because ONLIC assumes the expense risk and the mortality risk under the contracts. ONLIC charges the Accounts' assets for assuming those risks, based on the contract value at a rate of 0.25% for mortality risk and 0.4% for expense risk on an annual basis.

    The expense risk assumed by ONLIC is the risk that the deductions for sales and administrative expenses provided for in the variable annuity contract may prove insufficient to cover the cost of those terms.

    The mortality risk results from a provision in the contract in which ONLIC agrees to make annuity payments regardless of how long a particular annuitant or other payee lives and how long all annuitants or other payees as a class live if payment options involving life contingencies are chosen. Those annuity payments are determined in accordance with annuity purchase rate provisions established at the time the contracts are issued.

(5) CONTRACT CHARGES
    No deduction for a sales charge is made from purchase payments. A contingent deferred sales charge ranging from 0% to 6% may be assessed by ONLIC when a contract is surrendered or a partial withdrawal of accumulation value is made before the annuity payout date.

    A transfer fee is charged for each transfer from one subaccount to another. The fee is charged against the contract owner's equity in the subaccount from which the transfer is effected.

    State premium taxes presently range from 0% to 2 1/2% for these contracts. In those jurisdictions permitting, such taxes will be deducted when annuity payments begin. Elsewhere, they will be deducted from purchase payments.

                        OHIO NATIONAL VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1995

(6) FEDERAL  INCOME TAXES
    Operations of the Account form a part of, and are taxed with, operations of ONLIC which is taxed as a life insurance company under the Internal Revenue Code. Taxes are the responsibility of the contract owner upon termination or withdrawal. No Federal income taxes are payable under present law on dividend income or capital gains distribution from the Fund shares held in the Account or on capital gains realized by the Account on redemption of the Fund shares.

(7) NOTE TO SCHEDULE 1
    Schedule 1 presents the components of the change in the unit values, which are the basis for determining contract owners' equity. This schedule is presented for each series, as applicable, in the following format:

     -   Beginning unit value

     -   Reinvested capital gains and dividends

         (This amount reflects the increase in the unit value due to capital gain and dividend distributions from the underlying mutual fund.)

     -   Unrealized gain (loss)

         (This amount reflects the increase (decrease) in the unit value resulting from the market appreciation (depreciation) of the fund.)

     -   Contract charges

         (This amount reflects the decrease in the unit value due to Risk and Administrative Expenses discussed in note 4 to the financial statements.)

     -   Ending unit value

     -   Percentage increase (decrease) in unit value.

                                                                     SCHEDULE 1
                        OHIO NATIONAL VARIABLE ACCOUNT A
                       SCHEDULES OF CHANGES IN UNIT VALUES
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                    EQUITY SUBACCOUNT A
                                                    -------------------

1995                                       COMBINATION        BACK LOAD            TOP I           TOP II         TOP PLUS
Beginning unit value .................       77.016062        43.409203        34.741902        29.897240        10.173015
Reinvested capital gains and dividends        2.510281         1.420905         1.133756         0.977991         0.339195
Realized and unrealized gain .........       18.348416        10.333063         8.352522         7.117918         2.419560
Contract charges .....................       -0.879094        -0.546587        -0.516619        -0.377030        -0.107030
Ending unit value ....................       96.995665        54.616584        43.711561        37.616119        12.824740
Percentage increase in unit value* ...            25.9%            25.8%            25.8%            25.8%            26.1%

1994                                       COMBINATION        BACK LOAD            TOP I           TOP II         TOP PLUS
Beginning unit value .................       77.594885        43.778939        35.037574        30.151694        10.239365
Reinvested capital gains and dividends        2.496152         1.404845         1.127235         0.969523         0.328195
Realized and unrealized loss .........       -2.299093        -1.293507        -0.967881        -0.892750        -0.302664
Contract charges .....................       -0.775882        -0.481074        -0.455026        -0.331227        -0.091881
Ending unit value ....................       77.016062        43.409203        34.741902        29.897240        10.173015
Percentage decrease in unit value* ...            -0.7%            -0.8%            -0.8%            -0.8%            -0.6%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5) .

                                          MONEY MARKET SUBACCOUNT A
                                          -------------------------

1995                                           VIA            TOP I           TOP II         TOP PLUS
Beginning unit value .............       24.205890        18.341334        16.181828        10.354108
Reinvested dividends .............        1.352265         1.062265         0.904803         0.579386
Contract charges .................       -0.320990        -0.280850        -0.182097        -0.095598
Ending unit value ................       25.237165        19.122749        16.904534        10.837896
Percentage increase in unit value*             4.3%             4.3%             4.5%             4.7%

1994                                           VIA            TOP I           TOP II         TOP PLUS
Beginning unit value .............       23.578345        17.865828        15.731262        10.045964
Reinvested dividends .............        0.937322         0.746447         0.625838         0.400336
Contract charges .................       -0.309777        -0.270941        -0.175272        -0.092192
Ending unit value ................       24.205890        18.341334        16.181828        10.354108
Percentage increase in unit value*             2.7%             2.7%             2.9%             3.1%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).

                                                     BOND SUBACCOUNT A
                                                     -----------------

1995                                                Top I           Top II         Top Plus
Beginning unit value ......................     23.016849        20.817057         9.445623
Reinvested capital gains and dividends ....      1.304682         1.183172         0.547329
Realized and unrealized gain ..............      3.073599         2.731821         1.232143
Contract charges ..........................     -0.326959        -0.250873        -0.094966
Ending unit value .........................     27.068171        24.481177        11.130129
Percentage increase in unit value* ........          17.6%            17.6%            17.8%

1994                                                Top I           Top II         Top Plus
Beginning unit value ......................     24.198199        21.885503         9.910842
Reinvested capital gains and dividends ....      1.746308         1.579523         0.708722
Realized and unrealized loss ..............     -2.623909        -2.415482        -1.088608
Contract charges ..........................     -0.303749        -0.232487        -0.085333
Ending unit value .........................     23.016849        20.817057         9.445623
Percentage decrease in unit value* ........          -4.9%            -4.9%            -4.7%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5)


                                                                     (continued)

                        OHIO NATIONAL VARIABLE ACCOUNT A
                       SCHEDULES OF CHANGES IN UNIT VALUES
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                 OMNI SUBACCOUNT A
                                                 -----------------

1995                                             TOP I           TOP II         TOP PLUS
Beginning unit value .................       24.217555        24.162172         9.999661
Reinvested capital gains and dividends        0.761229         0.760769         0.317983
Realized and unrealized gain .........        4.776533         4.710829         1.949149
Contract charges .....................       -0.351045        -0.296735        -0.101513
Ending unit value ....................       29.404272        29.337035        12.165280
Percentage increase in unit value* ...            21.4%            21.4%            21.7%

1994                                             TOP I           TOP II         TOP PLUS
Beginning unit value .................       24.613344        24.557054        10.143037
Reinvested capital gains and dividends        0.881879         0.879802         0.363174
Realized and unrealized loss .........       -0.961947        -1.008268        -0.416697
Contract charges .....................       -0.315721        -0.266416        -0.089853
Ending unit value ....................       24.217555        24.162172         9.999661
Percentage decrease in unit value* ...            -1.6%            -1.6%            -1.4%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).

                                             INTERNATIONAL SUBACCOUNT A
                                             --------------------------

1995                                             Top I           Top II         Top Plus
Beginning unit value .................       13.259582        13.259582        11.604279
Reinvested capital gains and dividends        0.470616         0.470869         0.414884
Realized and unrealized gain .........        1.153328         1.125369         0.983946
Contract charges .....................       -0.180679        -0.152973        -0.110313
Ending unit value ....................       14.702847        14.702847        12.892796
Percentage increase in unit value* ...            10.9%            10.9%            11.1%

1994                                             Top I           Top II         Top Plus
Beginning unit value .................       12.404596        12.404596        10.834626
Reinvested capital gains and dividends        0.144311         0.144501         0.126543
Realized and unrealized gain .........        0.884327         0.827577         0.748505
Contract charges .....................       -0.173652        -0.117092        -0.105395
Ending unit value ....................       13.259582        13.259582        11.604279
Percentage increase in unit value* ...             6.9%             6.9%             7.1%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).

                                               CAPITAL APPRECIATION SUBACCOUNT A
                                               ---------------------------------

1995                                               TOP I               TOP II             TOP PLUS
Beginning unit value .................         10.000000***         10.000000***         10.390128
Reinvested capital gains and dividends          0.270114             0.269661             0.289727
Realized and unrealized gain .........          1.244208             1.222546             2.053530
Contract charges .....................         -0.143749            -0.121634            -0.106927
Ending unit value ....................         11.370573            11.370573            12.626458
Percentage increase in unit value* ...              13.7%                13.7%                21.5%

1994                                                                                      TOP PLUS
Beginning unit value .................                                                   10.000000**
Reinvested capital gains and dividends                                                    0.210108
Realized and unrealized gain .........                                                    0.273704
Contract charges .....................                                                   -0.093684
Ending unit value ....................                                                   10.390128
Percentage increase in unit value* ...                                                         3.9%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).

  **  Commenced operations May 1, 1994.

***   Commenced operations March 31, 1995.                           (continued)

                        OHIO NATIONAL VARIABLE ACCOUNT A
                       SCHEDULES OF CHANGES IN UNIT VALUES
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                  SMALL CAP SUBACCOUNT A
                                                  ----------------------

1995                                               TOP I               TOP II             TOP PLUS
Beginning unit value .................         10.000000***         10.000000***         12.053440
Reinvested capital gains and dividends          0.031849             0.031767             0.038861
Realized and unrealized gain .........          2.324070             2.300361             3.927705
Contract charges .....................         -0.154646            -0.130855            -0.130938
Ending unit value ....................         12.201273            12.201273            15.889068
Percentage increase in unit value* ...              22.0%                22.0%                31.8%

1994                                                                                      TOP PLUS
Beginning unit value .................                                                   10.000000**
Reinvested capital gains and dividends                                                    0.231663
Realized and unrealized gain .........                                                    1.927952
Contract charges .....................                                                   -0.106175
Ending unit value ....................                                                   12.053440
Percentage increase in unit value* ...                                                        20.5%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).
   ** Commenced operations May 1, 1994.
  *** Commenced operations March 31, 1995.

                                             GLOBAL CONTRARIAN SUBACCOUNT A
                                             ------------------------------

1995                                            TOP II           TOP PLUS
Beginning unit value .................       10.000000***       10.000000**
Reinvested capital gains and dividends        0.041881           0.044544
Realized and unrealized gain .........        0.193692           0.867169
Contract charges .....................       -0.110071          -0.095710
Ending unit value ....................       10.125502          10.816003
Percentage increase in unit value* ...             1.3%               8.2%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).
   ** Commenced operations March 31, 1995.
  *** Commenced operations October 2, 1995.

                                            AGGRESSIVE GROWTH SUBACCOUNT A
                                            ------------------------------

1995                                            TOP II           TOP PLUS
Beginning unit value .................       10.000000***       10.000000**
Reinvested capital gains and dividends        0.485110           0.560965
Realized and unrealized gain .........        0.129655           2.158245
Contract charges .....................       -0.115390          -0.109198
Ending unit value ....................       10.499375          12.610012
Percentage increase in unit value* ...             5.0%              26.1%

    * An annualized rate of return cannot be determined as contract charges do not include the contract charges discussed in note (5).
   ** Commenced operations March 31, 1995.
  *** Commenced operations October 2, 1995.


        See accompanying notes to the financial statements.

[KPMG LETTERHEAD]




                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
The Ohio National Life Insurance Company:


We have audited the accompanying consolidated balance sheets of The Ohio National Life Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, equity and cash flows
for each of the years in the three-year period ended December 31, 1995.   These
consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ohio National Life Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity generally accepted accounting principles.

As discussed in Note 3, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and Insurance Enterprises for Certain Long-Duration Participating Contracts, in 1995.

                                                /s/ KPMG Peat Marwick LLP


Cincinnati, Ohio
February 9, 1996

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1995 and 1994

                                (000's omitted)



                                  Assets                                            1995              1994
                                  ------                                            ----              ----
Investments (notes 5, 9 and 10):
    Securities available-for-sale, at fair value:
       Fixed maturities                                                     $   2,547,763         1,096,992
       Equity securities                                                           71,301            55,981
    Fixed maturities held-to-maturity, at amortized cost                          672,372         1,636,873
    Mortgage loans on real estate, net                                            898,099           767,691
    Real estate, net                                                               41,429            52,076
    Policy loans                                                                  148,077           142,934
    Other long-term investments                                                    40,702            36,075
    Short-term investments                                                         61,173            41,947
                                                                             ------------        -----------
                                                                                4,480,916         3,830,569

Cash                                                                                8,385             9,399
Accrued investment income                                                          63,128            58,151
Deferred policy acquisition costs                                                 193,375           234,360
Reinsurance recoverable                                                            67,648            50,598
Other assets                                                                       25,518            23,517
Assets held in Separate Accounts                                                  453,405           307,373
                                                                             ------------        -----------
                                                                            $   5,292,375         4,513,967
                                                                             ============        ===========
                          Liabilities and Equity
                          ----------------------
Future policy benefits and claims (note 6)                                  $   4,039,611         3,613,422
Policyholders' dividend accumulations                                              64,627            65,584
Other policyholder funds                                                           15,080            14,338
Note payable (net of unamortized discount of $261 in 1995
    and $292 in 1994) (note 7)                                                     49,739            49,708
Accrued Federal income tax (note 8):
    Current                                                                        21,649            11,561
    Deferred                                                                       62,920            25,900
Other liabilities                                                                 103,182            93,987
Liabilities related to Separate Accounts                                          441,124           299,085
                                                                             ------------        -----------
                 Total liabilities                                              4,797,932         4,173,585
                                                                             ------------        -----------
Equity (notes 3, 4 and 13):
    Unrealized gains (losses) on securities available-for-sale, net                85,844           (29,300)
    Retained earnings                                                             408,599           369,682
                                                                             ------------        -----------
                 Total equity                                                     494,443           340,382
                                                                             ------------        -----------
Commitments and contingencies (notes 10 and 15)
                                                                            $   5,292,375         4,513,967
                                                                             ============        ===========



See accompanying notes to consolidated financial statements.

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Income

                  Years ended December 31, 1995, 1994 and 1993

                                (000's omitted)



                                                                  1995             1994             1993
                                                                  ----             ----             ----
Revenues (note 16):
    Traditional life insurance premiums                    $   104,514          99,423           94,703
    Accident and health insurance premiums                      22,455          22,475           21,866
    Annuity premium and charges                                 25,975          21,409           22,099
    Universal life and investment product policy
       charges                                                  38,331          33,733           28,680
    Net investment income (note 5)                             355,027         330,435          321,197
    Other income                                                 8,150           6,346            3,927
    Net realized (loss) gain on investments (note 5)            (2,751)         (3,509)          20,068
                                                               -------         -------          -------
                                                               551,701         510,312          512,540
                                                               -------         -------          -------

Benefits and expenses:
    Benefits and claims                                        373,108         350,742          345,104
    Provision for policyholders' dividends on
       participating policies (note 13)                         23,047          23,590           24,490
    Amortization of deferred policy acquisition costs           21,471          16,622           13,973
    Other operating costs and expenses                          70,255          68,639           65,205
                                                               -------         -------          -------
                                                               487,881         459,593          448,772
                                                               -------         -------          -------

              Income before Federal income tax and
                 cumulative effect of change in
                 accounting principles (note 16)                63,820          50,719           63,768
                                                               -------         -------          -------

Federal income tax (note 8):
    Current expense                                             31,233          21,103           22,534
    Deferred expense (benefit)                                  (6,330)         (1,445)           2,000
                                                               -------         -------          -------
                                                                24,903          19,658           24,534
                                                               -------         -------          -------
              Income before cumulative effect of
                 change in accounting principles                38,917          31,061           39,234
                                                               -------         -------          -------
Cumulative effect of change in accounting principles
     (note 3)                                                        -               -          150,689
                                                               -------         -------          -------
              Net income                                   $    38,917          31,061          189,923
                                                               =======         =======          =======



See accompanying notes to consolidated financial statements.

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Equity

                  Years ended December 31, 1995, 1994 and 1993

                                (000's omitted)



                                                         Unrealized
                                                       gains (losses)
                                                       on securities
                                                         available-           Retained         Total
                                                         for-sale             earnings         equity
                                                       -----------          -----------     -----------
1993:
    Balance, beginning of year                             $ 6,325              148,698         155,023
    Net income                                                 -                189,923         189,923
    Unrealized losses on equity securities, net of
         deferred Federal income tax                          (426)                 -              (426)
                                                       -----------          -----------     -----------
    Balance, end of year                                   $ 5,899              338,621         344,520
                                                       ===========          ===========     ===========
1994:
    Balance, beginning of year                             $ 5,899              338,621         344,520
    Net income                                                 -                 31,061          31,061
    Adjustment for change in accounting for certain
         investment in debt and equity securities, net of
         adjustment to deferred policy acquisition costs
         and deferred Federal income tax (note 3)           40,219                  -            40,219

    Unrealized loss on securities available-for- sale,
         net of adjustment to deferred policy
         acquisition costs and deferred Federal
         income tax                                        (75,418)                 -           (75,418)
                                                       -----------          -----------     -----------
    Balance, end of year                                 $ (29,300)             369,682         340,382
                                                       ===========          ===========     ===========

1995:
    Balance, beginning of year                           $ (29,300)             369,682         340,382
    Net income                                                 -                 38,917          38,917
    Unrealized gain on securities available-for-sale,
       net of adjustment to deferred policy acquisition
       costs and deferred Federal income taxes             115,144                  -           115,144
                                                       -----------          -----------     -----------
    Balance, end of year                                  $ 85,844              408,599         494,443
                                                       ===========          ===========     ===========




See accompanying notes to consolidated financial statements.

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1995, 1994 and 1993

                                (000's omitted)



                                                                           1995           1994           1993
                                                                           ----           ----           ----
 Cash flows from operating activities:
        Net Income                                                   $  38,917         31,061         189,923
        Adjustments to reconcile net income to net cash
            provided by operating activities:
            Cumulative effect of change in accounting principles           -              -          (150,689)
            Capitalization of deferred policy acquisition costs        (41,403)       (38,172)        (36,082)
            Amortization of deferred policy acquisition costs           21,471         16,622          13,973
            Amortization and depreciation                                1,342          1,329             501
            Realized losses (gains) on invested assets, net             (3,077)         3,582         (18,932)
            Deferred Federal income tax (benefit)                       (9,521)         1,820           1,867
            (Increase) decrease in accrued investment income            (4,977)        (6,205)            979
            (Increase) decrease in other assets                        (19,051)       (11,899)          4,166
            Increase in policyholder account balances                   52,265         44,722         160,276
            (Decrease) increase in policyholders' dividend
               accumulations and other funds                              (215)        (1,284)          2,409
            Increase (decrease) in current Federal income tax payable   10,088          3,575          (5,160)
            Increase in other liabilities                                9,126         17,444          11,164
            Other, net                                                   3,567            315         (11,928)
                                                                     ---------      ---------       ---------
               Net cash provided by operating activities                58,532         62,910         162,467
                                                                     ---------      ---------       ---------

 Cash flows from investing activities:
        Proceeds from maturity of securities available-for-sale         83,956        108,056             -
        Proceeds from sale of debt securities available-for-sale        46,372         16,717             -
        Proceeds from sale of equity securities                          7,245          6,545          15,871
        Proceeds from maturity of fixed maturities held-to-maturity    102,565        101,368         364,258
        Proceeds from sale of fixed maturities held-to-maturity            -              -           225,469
        Proceeds from repayment of mortgage loans on real estate        93,714        128,077          76,665
        Proceeds from sale of real estate                               15,791          6,634           3,611
        Proceeds from repayment of policy loans and sale of
            other invested assets                                       14,003         14,649          25,779
        Cost of debt securities available-for-sale acquired           (281,828)      (164,757)            -
        Cost of equity securities acquired                             (12,258)       (11,326)        (25,582)
        Cost of fixed maturities held-to-maturity acquired            (226,541)      (376,723)       (763,881)
        Cost of mortgage loans on real estate acquired                (233,003)      (109,163)        (41,409)
        Cost of real estate acquired                                    (1,283)        (4,996)         (4,452)
        Policy loans issued and other invested assets acquired         (23,046)       (19,455)        (26,463)
                                                                     ---------      ---------       ---------
               Net cash used in investing activities                  (414,313)      (304,374)       (150,134)
                                                                     ---------      ---------       ---------
 Cash flows from financing activities:
        Proceeds from note issue                                        -              49,708             -
        Increase in universal life and investment product
            account balances                                           957,776        663,604         723,326
        Decrease in universal life and investment product
            account balances                                          (583,852)      (684,522)       (532,039)
        Other, net                                                          69             64             -
                                                                     ---------      ---------       ---------
               Net cash provided by financing activities               373,993         28,854         191,287
                                                                     ---------      ---------       ---------
 Net increase (decrease) in cash and cash equivalents                   18,212       (212,610)        203,620
 Cash and cash equivalents, beginning of year                           51,346        263,956          60,336
                                                                     ---------      ---------       ---------
 Cash and cash equivalents, end of year                              $  69,558         51,346         263,956
                                                                     =========      =========       =========

See accompanying notes to consolidated financial statements.

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1995, 1994 and 1993

                                (000's omitted)



(1)   ORGANIZATION, CONSOLIDATION POLICY AND BUSINESS DESCRIPTION

      (a)    ORGANIZATION AND CONSOLIDATION POLICY

             The Ohio National Life Insurance Company (ONLIC) is a mutual life insurance company. Ohio National Life Assurance Corporation (ONLAC) is a wholly-owned stock life insurance subsidiary
                   included in the consolidated financial statements.   The
                   Company's other wholly-owned subsidiaries are not life insurance enterprises and are included in the consolidated
                   financial statements on an equity basis.   These
                   non-insurance subsidiaries are not material to the Company's consolidated results of operations or financial position.

             The consolidated financial statements also include The
                   Pennsylvania National Life Insurance Company (PNLIC), a
                   former wholly-owned subsidiary.   PNLIC was purchased in
                   July 1993 for $16 million and on the date of acquisition assets totaled $150 million and equity was $9.7 million.
                   On July 1, 1994, assets of $4.6 million and all outstanding PNLIC common stock plus paid-in capital and surplus totaling $4.6 million were sold to an unrelated party for $5 million. All of the remaining assets, liabilities and obligations of PNLIC were transferred to ONLAC.

             ONLIC and its subsidiaries are collectively referred to as the
                   "Company".

      (b)    BUSINESS DESCRIPTION

             ONLIC and ONLAC are life and health insurers licensed in 46 states and the District of Columbia. The Company offers a full range of life, health and annuity products through exclusive agents and other distribution channels and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed and undergoes periodic examinations by those departments.

             The following is a description of the most significant risks facing life and health insurers and how the Company mitigates those risks:

                   lEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company



                                                                     (Continued)
                                      -19-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(1)   ORGANIZATION, CONSOLIDATION POLICY AND BUSINESS DESCRIPTION

      (b)    BUSINESS DESCRIPTION, CONTINUED

                   insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the
                   consolidated financial statements.   The Company mitigates
                   this risk by offering a wide range of product and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

                   CREDIT RISK is that risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

                   INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may
                   cause disintermediation.   The Company mitigates this risk
                   by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. See Notes 3 and 4.





                                                                     (Continued)
                                      -20-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      (a)    VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

             Prior to January 1, 1994, the Company classified fixed maturities in accordance with the then existing accounting standards and, accordingly, fixed maturity securities were carried at amortized cost, adjusted for amortization of premium or discount, since the Company had both the ability and intent to hold those securities until maturity. Equity securities were carried at fair value with the unrealized gains and losses, net of deferred Federal income tax, reflected as a separate component of equity.

             In May 1993, the Financial Accounting Standards Board (FASB)
                 issued Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). SFAS 115 requires fixed maturities and equity securities to be classified as either held-to-maturity, available-for-sale, or trading. The Company has no trading securities. The Company adopted SFAS 115 as of January 1, 1994, with no effect on consolidated net income. See Note 3 regarding the effect on consolidated equity.

             Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.
                 Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of shareholder's equity that would have been required as a charge or credit to operations had such
                 unrealized amounts been realized.    The Company records
                 valuation allowances equal to deferred tax benefits resulting from unrealized losses of investments.

             Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent.
                 Loans in foreclosure and loans considered to be impaired as of the balance sheet date are placed on non-accrual status and written down to the fair value of the existing property to
                 derive a new cost basis.   Cash receipts on non-accrual status
                 mortgage loans on real estate are included in interest income in the period received.





                                                                     (Continued)
                                      -21-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      (a)    VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES, CONTINUED

             In May 1993, the FASB issued Statement of Financial Accounting
                 Standards No. 114 - Accounting by Creditors for Impairment of a Loan (SFAS 114), which was amended by Statement of Financial Accounting Standards No. 118 - Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure, in
                 October 1994.    These pronouncements require the measurement
                 of impaired loans be based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The impact on the consolidated financial statements of adopting SFAS 114 and SFAS 118 in 1995 was not material.

             Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances.

             Realized gains and losses on the sale of investments are
                 determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

      (b)    REVENUES AND BENEFITS

             TRADITIONAL LIFE INSURANCE PRODUCTS

             Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life, limited-payment life, term life and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue
                 when due and collected.   Benefits and expenses are associated
                 with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

             UNIVERSAL LIFE AND INVESTMENT PRODUCTS

             Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual and group deferred annuities, annuities without life contingencies and guaranteed investment contracts. Revenues for universal life and investment products consist of net investment income and cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances, maintenance costs and interest credited to policy account balances.

                                                                     (Continued)
                                      -22-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      (b)    REVENUES AND BENEFITS, CONTINUED

             ACCIDENT AND HEALTH INSURANCE

             Accident and health insurance premiums are recognized as revenue in accordance with the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred.

      (c)    DEFERRED POLICY ACQUISITION COSTS

             The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For traditional non-participating life insurance products, these deferred acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to premium revenue.
                 Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. For participating life insurance products, deferred policy acquisition costs are being amortized in
                 proportion to gross margins of the related policies.   Gross
                 margins are determined for each issue year and are equal to premiums plus investment income less death claims, surrender benefits, administrative costs, expected policyholder dividends, and the increase in reserve for future policy
                 benefits.   For universal life and investment products,
                 deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of the estimated future gross profits from projected interest margins, cost of insurance, policy
                 administration and surrender charges.   Beginning January 1,
                 1994, deferred policy acquisition costs for participating life and universal life business are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale (see Note 2(a)).

      (d)    SEPARATE ACCOUNTS

             Separate Account assets and liabilities represent contractholders'
                 funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives for
                 administrative services and risks assumed.   Amounts provided
                 by the Company to establish Separate Account investment portfolios, seed money, are not included in Separate Account liabilities.





                                                                     (Continued)
                                      -23-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      (e)    FUTURE POLICY BENEFITS

             Future policy benefits for traditional life have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities (see Note 6).

             Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' aggregate account values.

      (f)    PARTICIPATING BUSINESS

             Participating business represents approximately 43% of the
                 Company's ordinary life insurance in force in 1995.   In 1994
                 and 1993 participating business represented approximately 45% and 46% of the Company's ordinary life insurance in force.
                 The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for in future policy benefits based on dividend scales in effect at December 31, 1995.

      (g)    REINSURANCE CEDED

             Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income
                 and expense accounts.   Assets and liabilities related to
                 reinsurance ceded are reported on a gross basis.

      (h)    FEDERAL INCOME TAX

             The Company files a consolidated Federal income tax return.  The
                 Company uses the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.





                                                                     (Continued)
                                      -24-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      (i)    USE OF ESTIMATES

             In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

             The estimates susceptible to significant change are those used in determining the liability for future policy benefits and claims and contingencies, and those used in determining valuation allowances for mortgage loans on real estate and real estate. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

      (j)    CASH EQUIVALENTS

             For purposes of the consolidated statements of cash flows, the
                 Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(3)   CHANGES IN ACCOUNTING PRINCIPLES

      Effective January 1, 1995, the Company adopted Statement of Financial
             Accounting Standards No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and Insurance Enterprises for Certain Long-Duration Participating Contracts (SFAS 120), thereby adopting Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other
             Enterprises (the Interpretation).    The Interpretation clarified
             that enterprises, including mutual life insurance enterprises, that issue financial statements described as prepared "in conformity with generally accepted accounting principles" are required to apply all applicable authoritative accounting
             pronouncements in preparing those statements.   SFAS 120 extended
             the applicability of certain SFASs to mutual life insurance enterprises, as well as extended the effective date of the Interpretation. Prior to the adoption of SFAS 120 and the Interpretation, the Company, consistent with industry practice, issued financial statements in accordance with accounting practices prescribed or permitted by the Department of Insurance of the State of Ohio (statutory accounting), which were considered generally accepted accounting principles for mutual life insurance enterprises. The Company elected to early adopt SFAS 120 and the Interpretation in 1995 and has restated the consolidated financial
             statement amounts for 1994 and 1993.   As a result, net income was
             increased by $150,689 on January 1, 1993.

      The Company's significant accounting policies adopted in connection with its implementation of SFAS 120 and the Interpretation are
             described in Note 2.   Those policies differ in some respects from
             the statutory accounting previously followed by the Company as follows:

                                                                     (Continued)
                                      -25-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(3)   CHANGES IN ACCOUNTING PRINCIPLES, CONTINUED

             (1) the costs related to acquiring business, principally commissions and certain policy issue expenses, are amortized over the period benefited rather than charged to income in the year incurred; (2) future policy benefit reserves are based on anticipated Company experience for lapses, mortality and investment yield, rather than statutory mortality and interest requirements, without consideration of withdrawals; (3) premiums for universal life contracts and investment contracts are recorded as deposits on the balance sheet; revenues consist of investment income and contract charges net of interest credited, death benefits and administrative costs; (4) statutory required balances such as "nonadmitted assets", asset valuation reserve and interest maintenance reserve are not recognized; (5) bonds are carried at amortized cost or fair value depending on the Company's intent to hold or sell such securities, rather than at amortized cost, (6) assets and liabilities are reported gross of reinsurance balances;
             (7) deferred Federal income taxes are provided for temporary differences between financial statement carrying amounts of assets and liabilities and their related tax basis; (8) long-term debt with provisions restricting interest payments and principal repayments to those approved by the state insurance department (surplus notes) are carried as notes payable and not as a separate component of surplus; and (9) other costs, including those related to postretirement benefits, pensions, and compensated absences are charged as expenses in a different manner.

      The cumulative effect on equity at January 1, 1993 of adopting SFAS 120 and the Interpretation, is recognized in the accompanying consolidated statement of income, and the significant components are as follows:

                                        Deferred policy acquisition costs                        $  183,730
                                        Asset valuation reserve                                      29,791
                                        Interest maintenance reserve                                  7,358
                                        Future policy benefits                                      (37,977)
                                        Deferred Federal income tax                                 (21,600)
                                        Other, net                                                  (10,613)
                                                                                                  ---------
                                                                                                 $  150,689
                                                                                                  =========


      The effect of recording the unrealized gain on securities, previously carried at amortized cost, designated as available-for-sale at January 1, 1994, and the related deferred acquisition costs and deferred Federal income tax effect is as follows:

                                        Excess of fair value over amortized cost of fixed
                                           maturity securities available-for-sale                 $  74,329
                                        Deferred Federal income tax                                 (21,600)
                                        Policy acquisition costs                                    (12,510)
                                                                                                  ---------
                                                                                                  $  40,219
                                                                                                  =========


                                                                     (Continued)
                                      -26-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(4)   BASIS OF PRESENTATION

      The consolidated financial statements have been prepared in accordance with GAAP. Annual Statements on ONLIC and ONLAC, filed with the Department of Insurance of the State of Ohio, are prepared on the basis of accounting practices prescribed or permitted by such
             regulatory authorities.   Prescribed statutory accounting
             practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

      The following reconciles the statutory net income of ONLIC as reported to regulatory authorities to the net income as shown in the accompanying consolidated financial statements:

                                                                                1995          1994          1993
                                                                                ----          ----          ----
                          Statutory net income                               $ 24,468       23,972        18,555
                          Adjustments to restate to the basis of GAAP:
                              Consolidating statutory net income of
                                   subsidiaries                                10,161        2,528         3,836
                              Increase in deferred policy acquisition
                                   costs, net                                  19,485       21,606        18,055
                              Future policy benefits                          (10,723)      (7,739)      (11,797)
                              Deferred Federal income tax (expense)
                                   benefit                                      6,330        1,445        (2,000)
                              Valuation allowances and other than
                                   temporary declines accounted for
                                   directly in surplus                         (5,829)          74         1,136
                              Interest maintenance reserve                       (208)        (119)       15,246
                              Cumulative effect of changes in
                                   accounting, net                                -           -          150,689
                              Other, net                                       (4,767)     (10,706)       (3,797)
                                                                             ---------      ------       -------
                                       Net income per accompanying
                                           consolidated statements
                                           of income                         $ 38,917       31,061       189,923
                                                                             ========       ======       =======





                                                                     (Continued)
                                      -27-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(4)   BASIS OF PRESENTATION, CONTINUED

      The following reconciles the statutory capital and surplus of ONLIC as reported to regulatory authorities to the equity as shown in the accompanying consolidated financial statements:

                                                                                   1995           1994          1993
                                                                                   ----           ----          ----
                        Statutory capital and surplus                        $ 243,248        231,973       167,887
                        Add (deduct) cumulative effect of adjustments:
                            Deferred policy acquisition costs                  193,375        234,360       201,784
                            Asset valuation reserve                             68,756         43,589        40,606
                            Interest maintenance reserve                        21,989         22,197        21,113
                            Future policy benefits                             (69,918)       (54,148)      (49,562)
                            Deferred Federal income tax                        (62,920)       (25,900)      (26,900)
                            Cumulative effect of change in accounting
                                 for investments                                   -           74,329           -
                            Difference between amortized cost and fair
                                 value of fixed maturity securities
                                 available-for-sale, gross                     166,086       (117,351)          -
                            Surplus note                                       (49,739)       (49,708)          -
                            Other, net                                         (16,434)       (18,959)      (10,408)
                                                                               -------        -------       -------
                                 Equity per accompanying
                                     consolidated balance sheets             $ 494,443        340,382       344,520
                                                                               =======        =======       =======

(5)   INVESTMENTS

      An analysis of investment income by investment type follows for the years ended December 31:

                                                                           1995             1994              1993
                                                                           ----             ----              ----
                           Gross investment income:
                               Securities available-for-sale:
                                    Fixed maturities                $  105,928            97,542               -
                                    Equity securities                    3,710             3,211            3,191
                               Fixed maturities held-to-maturity       149,465           131,420          217,150
                               Mortgage loans on real estate            76,608            75,763           81,239
                               Real estate                               7,771             6,998            4,710
                               Policy loans                              9,096             9,061            8,510
                               Short-term                                3,779             3,312            3,195
                               Other                                     6,808             8,035            6,922
                                                                       -------           -------          -------
                                        Total investment income        363,165           335,342          324,917
                           Less investment expenses                      8,138             4,907            3,720
                                                                       -------           -------          -------
                                        Net investment income       $  355,027           330,435          321,197
                                                                       =======           =======          =======



                                                                     (Continued)
                                      -28-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(5)   INVESTMENTS, CONTINUED

      An analysis of realized gains (losses) on investments by investment type follows for the years ended December 31:

                                                                                  1995           1994          1993
                                                                                  ----           ----          ----
                           Realized on disposition of investments:
                              Securities available-for-sale:
                                   Fixed maturities                         $   (1,062)       (5,475)           -
                                   Equity securities                               459         2,041          1,772
                              Fixed maturities, held to maturity                 2,319         1,613         22,272
                              Mortgage loans on real estate                        548          (391)        (1,749)
                              Real estate and other                                813        (1,370)        (3,363)
                                                                                ------        ------         ------
                                                                                 3,077        (3,582)        18,932
                           Valuation allowances:
                              Mortgage loans on real estate                     (6,462)           89           (121)
                              Real estate and other                                634           (16)         1,257
                                                                                ------        ------         ------
                                                                                (5,828)           73          1,136
                                                                                ------        ------         ------
                           Net realized (loss) gain on investments          $   (2,751)       (3,509)        20,068
                                                                                ======        ======         ======

      The amortized cost and estimated fair value of securities available-for-sale and fixed maturities held-to-maturity were as follows as of December 31, 1995:

                                                                            Gross         Gross
                                                             Amortized    unrealized    unrealized     Estimated
                                                                cost         gains        losses       fair value
                                                             ---------     --------      --------       ---------
                         SECURITIES AVAILABLE-FOR-SALE
                          Fixed maturities:
                             U.S. Treasury securities
                                 and obligations of
                                 U.S. government
                                 operations and agencies    $  223,959       12,083          (193)       235,849
                             Obligations of states and
                                 political subdivisions         28,938        1,612          (166)        30,384
                             Debt securities issued by
                                 foreign governments             8,078        2,657           -            10,735
                             Corporate securities            1,631,389      139,750        (6,902)      1,764,237
                             Mortgage-backed securities        489,313       19,402        (2,157)        506,558
                                                             ---------     --------      --------       ---------
                                    Total fixed maturities  $2,381,677      175,504        (9,418)      2,547,763
                                                             =========     ========      ========       =========
                             Equity securities              $   51,482       19,819         -              71,301
                                                             =========     ========      ========       =========



                                                                     (Continued)
                                      -29-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(5)   INVESTMENTS, CONTINUED

                                                                               Gross          Gross
                                                              Amortized     unrealized     unrealized      Estimated
                                                                 cost          gains         losses       fair value
                                                              ---------      --------      ----------     ----------
                       Fixed maturity securities held-to-
                       ----------------------------------
                       maturity
                       --------
                        Obligations of states and political
                            subdivisions                     $    6,043           137           -            6,180
                        Corporate securities                    660,466        93,508        (431)         753,543
                        Mortgage-backed securities                5,863           471           -            6,334
                                                              ---------      --------        -----         -------
                                  Total fixed maturities     $  672,372        94,116        (431)         766,057
                                                              =========      ========        =====         =======

      The amortized cost and estimated fair value of securities available-for-sale and fixed maturities held-to-maturity were as follows as of December 31, 1994:

                                                                                      Gross          Gross
                                                                     Amortized     unrealized     unrealized      Estimated
                                                                       cost           gains         losses       fair value
                                                                     ---------      --------      ----------     ----------
                   SECURITIES AVAILABLE-FOR-SALE
                     Fixed maturities:
                        U.S. Treasury securities
                            and obligations of
                            U.S. government
                            operations and agencies                $   252,247         1,823          (18,706)      235,364
                        Obligations of states and
                            political subdivisions                      27,003            12          (1,674)        25,341
                        Debt securities issued by
                            foreign governments                          8,078         1,107             -            9,185
                        Corporate securities                           688,876        13,696         (25,702)       676,870
                        Mortgage-backed securities                     163,810           500         (14,078)       150,232
                                                                     ---------      --------      ----------     ----------
                            Total fixed maturities                 $ 1,140,014        17,138         (60,160)      1,096,992
                                                                     =========        ======          ======       =========

                        Equity securities                          $    49,208         9,024          (2,251)         55,981
                                                                     =========        ======          ======       =========


                   FIXED MATURITY SECURITIES HELD-TO-MATURITY
                     Corporate securities                          $ 1,510,744        27,988         (79,187)      1,459,545
                     Mortgage-backed securities                        126,129         1,925          (5,067)        122,987
                                                                     ---------        ------          ------       ---------
                            Total fixed maturities                 $ 1,636,873        29,913         (84,254)      1,582,532
                                                                     =========        ======          ======       =========


                                                                     (Continued)
                                      -30-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(5)   INVESTMENTS, CONTINUED

      As permitted by the FASB's Special Report, A Guide to Implementation of
             Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, issued in November, 1995, the Company transferred a part of its fixed maturity securities previously
             classified as held-to-maturity to available-for-sale.   As of
             December 29, 1995, the date of transfer, the reclassified fixed maturity securities had an amortized cost value of $1,112,685, resulting in a gross unrealized gain on available-for-sale securities of $83,011.

      The components of unrealized gains (losses) on securities available-for-sale, net, were as follows for the years ended December 31:

                                                                                          1995             1994
                                                                                          ----             ----
                              Gross unrealized gain (loss)                         $   185,905          (36,249)
                              Adjustment to deferred policy acquisition costs          (49,500)          10,970
                              Deferred federal income tax                              (50,561)          (4,021)
                                                                                    ----------       ----------
                                                                                   $    85,844          (29,300)
                                                                                    ==========       ==========

      The net unrealized gain on securities available for sale includes net unrealized gains on equity securities of $10,539 in 1995 ($4,118 in 1994) and net unrealized gains on fixed maturities (net SFAS 115 and related transactions) of $75,305 in 1995 (net unrealized loss of $33,418 in 1994).

      An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:

                                                                             1995           1994            1993
                                                                             ----           ----            ----
                               Securities available-for-sale:
                                  Fixed maturities                    $   209,108        (43,022)           -
                                  Equity securities                       13,046         (11,873)         8,776
                               Fixed maturities held-to-maturity          148,026        (268,693)        71,901





                                                                     (Continued)
                                      -31-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(5)   INVESTMENTS, CONTINUED

      The amortized cost and estimated fair value of fixed maturity securities available-for-sale and fixed maturity securities held-to- maturity as of December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Amortized        Estimated
                                                                                       cost          fair value
                                                                                   -----------       ----------
                              Fixed maturity securities available-for-sale
                              --------------------------------------------
                                  Due in one year or less                         $    54,571             55,818
                                  Due after one year through five years               220,827            235,281
                                  Due after five years through ten years              757,753            810,150
                                  Due after ten years                                 859,213            939,956

                                  Mortgaged-backed securities                         489,313            506,558
                                                                                   ----------         ----------
                                                                                  $ 2,381,677          2,547,763
                                                                                   ==========         ==========

                              Fixed maturity securities held-to-maturity
                              ------------------------------------------
                                  Due in one year or less                         $       275                276
                                  Due after one year through five years                95,033            104,401
                                  Due after five years through ten years              258,438            285,901
                                  Due after ten years                                 312,763            369,145

                                  Mortgage-backed securities                            5,863              6,334
                                                                                   ----------         ----------
                                                                                  $   672,372            766,057
                                                                                   ==========         ==========

      Proceeds from the sale of securities available-for-sale during 1995 and
             1994 were $46,372 and $16,717, respectively, while proceeds from sales of investments in fixed maturity securities during 1993 were
             $225,469.   Gross gains of $510 ($52 in 1994 and $16,822 in 1993)
             and gross losses of $2,293 ($34 in 1994 and $1,061 in 1993) were realized on those sales.

      Investments with an amortized cost of $6,064 and $5,132 as of December
             1995 and 1994, respectively, were on deposit with various regulatory agencies as required by law.

      Real estate is presented at cost less accumulated depreciation of $19,518 in 1995 ($15,361 in 1994) and valuation allowances of $2,100 in 1995 ($2,734 in 1994).

      The Company generally initiates foreclosure proceedings on all mortgage loans on real estate delinquent sixty days. Foreclosures of mortgage loans on real estate were $713 in 1995 and $4,463 in
             1994.   There were no other mortgage loans on real estate in
             process of foreclosure or in-substance foreclosed as of December 31, 1995.


                                                                     (Continued)
                                      -32-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(5)   INVESTMENTS, CONTINUED

      Activity in the valuation account for mortgage loans on real estate is summarized below for the years ended December 31:

                                                                           1995           1994
                                                                           ----           ----
                        Allowance, beginning of year                    $   4,037         4,126
                        Additions charged to operations                     6,463         1,692
                        Deductions for permanent impairments on
                                mortgage loans                                -          (1,781)
                                                                         --------       -------
                                                                        $  10,500         4,037
                                                                         ========       =======


(6)   FUTURE POLICY BENEFITS AND CLAIMS

      The liability for future policy benefits for universal life insurance policies and investment contracts (approximately 70% and 72% of the total liability for future policy benefits as of December 31, 1995 and 1994, respectively) has been established based on accumulated contract values without reduction for surrender penalty provisions. The average interest rate credited on investment product policies was 7.0%, 7.4% and 7.9% for the years ended December 31, 1995, 1994 and 1993, respectively.

      The liability for future policy benefits for traditional life policies has been established based upon the net level premium method using the following assumptions:

                        Interest rates:  Interest rates vary as follows:

                        Year of issue         Interest Rate
                        -------------         --------------
                        1995                  4 - 5.5%
                        1994                  4 - 6.0%
                        1993                  4 - 5.5%
                        1992 and prior        2.25% - 5.5%

                        Withdrawals:  Rates, which vary by issue age, type of
                             coverage and policy duration, are based on Company experience

                        Mortality:  Mortality and morbidity rates are based on
                             published tables, guaranteed in insurance contracts.

 (7)  NOTE PAYABLE

      On July 11, 1994, the Company issued $50,000,000, 8.875% surplus notes, due July 15, 2004. The notes have been issued in accordance with
             Section 3941.13 of the Ohio Revised Code. Principal repayments and interest payments, scheduled semi-annually, must be approved for payment by the Director of the Department of Insurance of the State of Ohio. All issuance costs have been capitalized and will be amortized over the terms of the notes.
                                                                     (Continued)
                                      -33-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(8)   FEDERAL INCOME TAX

      Prior to 1984, the Life Insurance Company Income Tax Act of 1959 as
             amended by the Deficit Reduction Act of 1984 (DRA), permitted the deferral from taxation of a portion of statutory income under
             certain circumstances.   In these situations, the deferred income
             was accumulated in the Policyholders' Surplus Account (PSA). Management considers the likelihood of distributions from the PSA to be remote; therefore, no Federal income tax has been provided for such distributions in the consolidated financial statements.
             The DRA eliminated any additional deferrals to the PSA.   Any
             distributions from the PSA, however, will continue to be taxable at the then current tax rate. The balance of the PSA is approximately $5,257 as of December 31, 1995.

      Total Federal income tax expense for the years ended December 31, 1995, 1994 and 1993 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:

                                                                  1995                    1994                     1993
                                                         --------------------      -------------------    --------------------
                                                            Amount         %        Amount         %        Amount         %
                                                         ---------      -----      ---------     -----    ---------      -----
                              Computed (expected)
                                  tax expense           $  22,337       35.0      17,752        35.0       22,319       35.0
                              Differential earnings         5,676        8.9       5,456        10.8        4,565        7.1
                              Dividends received
                                  deduction and tax
                                  exempt interest          (1,585)      (2.5)     (1,680)       (3.3)      (1,618)      (2.5)
                              Other, net                   (1,525)      (2.4)     (1,870)       (3.7)        (732)      (1.1)
                                                          -------      -----      ------       -----       ------       ----
                                                        $  24,903       39.0      19,658        38.8       24,534       38.5
                                                          =======      =====      ======       =====       ======       ====

      Total Federal income tax paid was $21,145, $17,527 and $27,825 during the years ended December 31, 1995, 1994 and 1993, respectively.

      The tax effects of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability as of December 31, 1995 and 1994 relate to the following:

                                                                                            1995          1994
                                                                                            ----          ----
                               Deferred tax assets:
                                    Future policy benefits                            $   44,263        39,858
                                    Fixed maturity securities - available-for-sale           -          14,600
                                    Mortgage loans on real estate                          2,070           397
                                    Other assets and other liabilities                    12,633        10,654
                                                                                         -------        ------
                                            Total gross deferred tax assets
                                                before valuation allowance                58,966        65,509
                                    Valuation allowance                                      -         (14,600)
                                                                                         -------        ------
                                            Total gross deferred tax assets           $   58,966        50,909
                                                                                         -------        ------

                                                                     (Continued)
                                      -34-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(8)   FEDERAL INCOME TAX, CONTINUED

                                                                                            1995           1994
                                                                                            ----           ----
                               Deferred tax liabilities:
                                    Fixed maturity securities available-for-sale       $    59,300           -
                                    Deferred policy acquisition costs                       52,683        69,917
                                    Fixed maturities, equity securities and other
                                        long-term investments                                7,770         3,161
                                    Other                                                    2,133         3,731
                                                                                        ----------      --------
                                            Total gross deferred tax liabilities           121,886        76,809
                                                                                        ----------      --------
                                            Net deferred tax liability                 $    62,920        25,900
                                                                                        ==========      ========

      In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets
             will be realized.   The ultimate realization of deferred tax
             assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become
             deductible.   Management considers primarily the scheduled
             reversal of deferred tax liabilities and tax planning strategies in making this assessment and believes it is more likely than not the Company will realize the benefits of the remaining deductible differences at December 31, 1995 and 1994.

 (9)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS


      Statement of Financial Accounting Standards No. 107, Disclosures about
             Fair Value of Financial Instruments (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

      These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions
             could cause these estimates to vary materially.    SFAS 107
             excludes certain assets and liabilities, including insurance contracts, other than policies such as annuities that are classified as investment contracts from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.





                                                                     (Continued)
                                      -35-

          THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(9)   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

      The following methods and assumptions were used by the Company in estimating its fair value disclosures:

         CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS

         The carrying amount reported in the balance sheets for these instruments approximate their fair value.

         INVESTMENT SECURITIES

         Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services, or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES

         The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the accumulated contract values in the Separate Account portfolios.

         MORTGAGE LOANS ON REAL ESTATE

         The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is valued at the estimated fair value of the underlying collateral.

         INVESTMENT CONTRACTS

         Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.




                                                                     (Continued)
                                      -36-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(9)   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

         NOTE PAYABLE

         The fair value for the note payable was determined by discounting the scheduled cash flows of the note using a market rate applicable to the yield, credit quality and maturity of a similar debt instrument.

         POLICYHOLDERS' DIVIDEND ACCUMULATION AND OTHER POLICYHOLDER FUNDS

         The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

   The carrying amount and estimated fair value of financial instruments subject to SFAS 107 were as follows as of December 31:

                                                                        1995                          1994
                                                            ---------------------------      --------------------------
                                                             Carrying        Estimated       Carrying       Estimated
                                                              amount         fair value       amount        fair value
                                                            ---------        ----------      --------       ------------
                        Assets
                        ------
                        Investments:
                            Securities available-for-sale:
                                Fixed maturities             $  2,547,763      2,547,763      1,096,992     1,096,992
                                Equity securities                  71,301         71,301         55,981        55,981
                            Fixed maturities held-to-
                                maturity                          672,372        766,057      1,636,873     1,582,532
                            Mortgage loans on real estate         898,099        976,066        767,691       756,740
                            Policy loans                          148,077        148,077        142,934       142,934
                            Short-term investments                 61,173         61,173         41,947        41,947
                        Cash                                        8,385          8,385          9,399         9,399
                        Assets held in Separate Accounts          453,405        453,405        307,373       307,373

                        Liabilities
                        -----------
                        Guaranteed investment contracts      $   964,999         982,652        861,006       835,974
                        Individual deferred annuity
                            contracts                          1,078,714       1,018,577        912,049       909,337
                        Other annuity contracts                  838,691         874,450        778,931       738,181
                        Note payable                              49,739          56,359         49,708        48,549
                        Dividend accumulations and
                            other policyholder funds              79,707          79,707         79,922        79,922
                        Liabilities related to Separate
                            Accounts                             441,124         441,124        299,085       299,085


                                                                     (Continued)
                                      -37-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)  ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

      (a)    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

             The Company is a party to financial instruments with
                 off-balance-sheet risk in a normal course of business through management of its investment portfolio. The Company had outstanding commitments to fund mortgage loans, bonds and venture capital partnerships of approximately $195 million and $112 million at December 31, 1995 and 1994, respectively. These commitments involve, in varying degrees, elements of credit and market risk in excess of amounts recognized in the financial statements. The credit risk of all financial instruments, whether on- or off-balance sheet, is controlled through credit approvals, limits, and monitoring procedures.

      (b)    SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

             Mortgage loans collateralized by the underlying properties.
                 Collateral must meet or exceed 125% of the loan at the time the loan is made. The Company grants mainly commercial mortgage loans to customers throughout the United States. The Company has a diversified loan portfolio. The summary below depicts loan exposure of remaining principal balances by geographic area and by type at December 31, 1995 and 1994:

                                                                                            1995           1994
                                                                                            ----           ----
                               Mortgage assets by state
                               ------------------------

                                   California                                         $  132,993         135,222
                                   Michigan                                               87,209          85,918
                                   Texas                                                  74,178          66,886
                                   Ohio                                                   66,586          63,356
                                   Florida                                                57,768          53,925
                                   Nebraska                                               54,080            -
                                   All others (none greater than $50 million)            435,785         366,421
                                                                                        --------        --------
                                                                                         908,599         771,728
                                       Less valuation allowances                          10,500           4,037
                                                                                        --------        --------
                                       Total mortgage loans on real estate, net       $  898,099         767,691
                                                                                        ========        ========





                                                                     (Continued)
                                      -38-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)  ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE, CONTINUED

      (b)    SIGNIFICANT CONCENTRATIONS OF CREDIT RISK, CONTINUED

                                                                                            1995           1994
                                                                                            ----           ----
                               Mortgage assets by type
                               -----------------------

                                   Office                                             $  259,354         221,278
                                   Retail                                                229,226         188,977
                                   Apartment                                             168,370         131,620
                                   Industrial                                            150,376         145,974
                                   Other                                                 101,273          83,879
                                                                                        --------        --------
                                                                                         908,599         771,728
                                       Less valuation allowances                          10,500           4,037
                                                                                        --------        --------
                                            Total mortgage loans on real
                                                estate, net                           $  898,099         767,691
                                                                                        ========        ========

(11)  PENSION PLANS

      EMPLOYEE PLAN

      ONLIC participates in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Plan contributions are invested in a group annuity contract of ONLIC. Benefits are based upon the highest average annual salary of any five consecutive years of the last ten years of service.

      The net periodic pension cost for the plan as a whole for the years ended December 31, 1995, 1994 and 1993 follows:

                                                                           1995          1994          1993
                                                                           ----          ----          ----
                                 Service cost (benefits earned
                           during the period)                        $   1,129         1,034          1,078
                                 Interest cost on projected
                       benefit obligations                               1,730         1,637          1,547
                                 Actual return on plan assets           (2,811)         (601)        (1,813)
                                 Net amortization and deferral           1,294          (905)           379
                                                                      --------      --------       --------
                 Net periodic pension cost                           $   1,342         1,165          1,191
                                                                      ========      ========       ========





                                                                     (Continued)
                                      -39-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (11) PENSION PLANS, CONTINUED

      EMPLOYEE PLAN, CONTINUED

      Basis for measurements, net periodic pension cost:

                                Weighted average discount rate          6.80%           6.80%          6.30%
                                Rate of increase in future
                                     compensation levels                5.00%           5.00%          5.00%
                                Expected long-term rate of
                                     return on plan assets              7.25%           7.25%          7.50%

      Information regarding the funded status of the plan as a whole as of December 31, 1995 and 1994 follows:

                                                                                          1995           1994
                                                                                          ----           ----
                                 Accumulated benefit obligation:
                                      Vested                                         $  16,037         14,354
                                      Nonvested                                            247            169
                                                                                      --------        -------
                                                                                     $  16,284         14,523
                                                                                      ========        ========
                                 Projected benefit obligation for services
                                      rendered to date                                  27,389         21,644
                                 Plan assets at fair value                              22,625         19,764
                                                                                      --------        -------
                                         Plan assets less projected
                                              benefit obligation                        (4,764)        (1,880)
                                 Unrecognized prior service cost                           -              -
                                 Unrecognized net losses                                 6,471          3,509
                                 Unrecognized net assets at January 1, 1987             (2,612)        (2,850)
                                                                                      --------        -------
                                         Net accrued pension expense                 $    (905)        (1,221)
                                                                                      ========        ========

      Basis for measurements, funded status of plan:

                                        Weighted average discount rate          6.10%          6.80%
                                        Rate of increase in future
                                            compensation levels                 6.00%          5.00%





                                                                     (Continued)
                                      -40-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(11)  PENSION PLANS, CONTINUED

      GENERAL AGENT AND OTHER PLANS

      ONLIC also participates in a pension plan covering some general agents eligible based on employment date and certain production levels. Benefits are based upon specific elements of compensation earned in the last five and ten years of service. Other pension plans under IRS code 401(a)(17) and code 415 are also in effect.

      The net periodic pension cost for these plans in total for the years ended December 31, 1995, 1994 and 1993 follows:

                                                                             1995         1994         1993
                                                                             ----         ----         ----
                                    Service cost (benefits earned
                                        during the period)              $   596          508          409
                                    Interest cost on projected
                                        benefit obligations                 990          856          768
                                    Actual return on plan assets              -            -            -
                                    Net amortization and deferral           345          761        2,676
                                                                         ------       ------       ------
                                        Net periodic pension cost       $ 1,931        2,125        3,853
                                                                         ======       ======       ======

      Basis for measurements, net periodic pension cost:

                                Weighted average discount rate          7.00%          6.75%           7.00%
                                Rate of increase in future
                                        compensation levels             4.60%          4.60%           5.50%
                                Expected long-term rate of
                                        return of plan assets           N/A            N/A             N/A





                                                                     (Continued)
                                      -41-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(11)  PENSION PLANS, CONTINUED

      GENERAL AGENT AND OTHER PLANS, CONTINUED

      Information regarding the funded status of these plans in total as of December 31, 1995 and 1994 follows:

                                                                                          1995           1994
                                                                                          ----           ----
                                Accumulated benefit obligation:
                                      Vested                                        $   9,452          8,223
                                      Nonvested                                           775            577
                                                                                     --------        -------
                                                                                    $  10,227          8,800
                                                                                     ========        =======
                                Projected benefit obligation for services
                                      rendered to date                                 14,460         12,199
                                Plan assets at fair value                                 -              -
                                                                                     --------        -------
                                         Plan assets less projected
                                             benefit obligation                       (14,460)       (12,199)
                                Unrecognized prior service cost                           -              -
                                Unrecognized net losses                                 1,508            568
                                Unrecognized net assets at January 1, 1987              3,493          3,784
                                                                                     --------        -------
                                         Net accrued pension expense                $  (9,459)        (7,847)
                                                                                     ========        =======

      Basis for measurements, funded status of plan:

                                  Weighted average discount rate          6.60%                     7.00%
                                  Rate of increase in future
                                      compensation levels                 4.60%                     4.60%

      The Company also maintains a qualified contributory defined contribution progress sharing plan covering substantially all of its employees and a qualified non-contributory defined contribution pension plan
             covering career agents.   These plans are funded through insurance
             contracts issued by the Company.

      Company contributions to the Progress Sharing Plan are in part based on the net earnings of the Company and are payable at the sole
             discretion of management.   The expense reported for contributions
             to the plan for 1995 and 1994 were $1,609 and $1,355, respectively.

      Contributions to the Career Agent's Pension Plan are subject to the minimum funding required under Internal Revenue Code Section 412. The expense reported for contributions to the plan for 1995 and 1994 were $497 and $420, respectively.

                                                                     (Continued)
                                      -42-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (12) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

      The Company currently offers eligible retirees the opportunity to participate in a health plan. The Company has two health plans, one is offered to home office employees, the other is offered to career agents.

         HOME OFFICE EMPLOYEE HEALTH PLAN

         The Company provides a declining service schedule. Substantially all home office employees may become eligible for these benefits provided that the employee meets the age and years of service requirements. The plan states that an employee becomes eligible as follows: age 55 with 20 years of credited service at retirement, age 56 with 18 years of service, age 57 with 16 years of service grading to age 64 with two years of service. The health plan is contributory with retirees contributing approximately 15% of premium for coverage.

         CAREER AGENTS HEALTH PLAN

         Substantially all career agents may become eligible for these benefits provided that the agent is at least age 55 and has 15 years of credited service at retirement. The health plan is contributory, with retirees contributing approximately 47% of medical costs.

      Actuarial assumptions for the measurement of the December 31, 1995 accumulated postretirement benefit obligation include a discount rate of 7.5% and an assumed health care cost trend rate of 12%, declining 1% each year to an ultimate rate of 5%.

      Actuarial assumptions for the measurement of the December 31, 1994 accumulated postretirement benefit obligation and the 1994 net periodic postretirement benefit cost include a discount rate of 7.5% and an assumed health care cost trend rate of 13%, declining 1% each year an ultimate rate of 5%.

      Actuarial assumptions used to determine the 1993 net periodic postretirement benefit cost include a discount rate of 8% and an assumed health care cost trend rate of 14%, declining 1% each year to an ultimate rate of 5%.





                                                                     (Continued)
                                      -43-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

 (12) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, CONTINUED

      Information regarding the funded status of the plan as a whole as of December 31, 1995 and 1994 follows:

                                                                                                1995         1994
                                                                                                ----         ----
                           Accumulated postretirement benefit obligations:
                               Retirees                                                     $  6,036         6,617
                               Fully eligible, active plan participants                        2,515         2,373
                               Other active plan participants                                  3,976         3,319
                                                                                             -------       -------
                                    Accumulated postretirement benefit obligation             12,527        12,309
                               Unrecognized net (gains) losses and plan amendments             1,396           762
                                                                                             -------       -------
                                    Accrued postretirement benefit obligation               $ 13,923        13,071
                                                                                             =======       =======

      The amount of net periodic postretirement benefit cost for the plan as a whole for the years ended December 31, 1995 and 1994 is as follows:

                                                                                            1995          1994
                                                                                            ----          ----
                             Net periodic postretirement benefit cost:
                                 Service cost - benefits attributed to
                                     employee service during the year                    $  497            446
                                 Interest cost on accumulated postretirement
                                     benefit obligation                                     869            857
                                 Actual return on plan assets                                -              -
                                 Net amortization and deferral                              (82)           (46)
                                                                                         ------          -----
                                         Net periodic postretirement benefit cost        $1,284          1,257
                                                                                         ======          =====

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 by $1,261 and $1,055, respectively, and the net periodic postretirement benefit cost for the years ended December 31, 1995 and 1994 by $149 and $128, respectively.

 (13) REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

      In January 1993, the NAIC adopted the life and health Risk-Based Capital
             (RBC) formula. This model act requires every life and health insurer to calculate its total adjusted capital and RBC requirement, and provides for an insurance commissioner to intervene if the insurer experiences financial difficulty. The model act will become law in Ohio, the Company's domicile, in March 1996. The formula includes components for asset risk, liability risk, interest rate exposure and other factors. ONLIC and ONLAC exceed the minimum risk-based capital requirements.

                                                                     (Continued)
                                      -44-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(13) REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS, CONTINUED

      The Company has designated a portion of retained earnings for separate account contingencies and investment guarantees totaling $1,637 and $1,497 at December 31, 1995 and 1994, respectively.

      The payment of dividends by the Company to its participating policyholders is based on the dividend scale declared at least annually by the Company's Board of Directors.

(14)  BANK LINES OF CREDIT

      As of December 31, 1995 and 1994, ONLIC had a $10,000,000 unsecured line of credit which was utilized and repaid during 1995.

(15)  CONTINGENCIES

      The Company and its subsidiaries are defendants in various legal actions arising in the normal course of business. While the outcome of such matters cannot be predicted with certainty, management believes such matters will be resolved without material adverse impact on the financial condition of the Company.

      The Company routinely enters into reinsurance transactions with other insurance companies which are not material to the consolidated
             financial statements.   This reinsurance involves either ceding
             certain risks to or assuming risks from other insurance companies. The primary purpose of ceded reinsurance is to protect the Company from potential losses in excess of levels that it is prepared to accept. Reinsurance does not discharge the Company from its primary liability to policyholders and to the extent that a reinsurer should be unable to meet its obligations, the Company would be liable to policyholders.

(16) MAJOR LINES OF BUSINESS

      The Company operates in the life and annuity lines of business in the life insurance industry. Life insurance operations include whole life, universal life, variable universal life, and endowments, as well as term life, health insurance, and other miscellaneous insurance products provided to individuals and groups. Annuity operations include guaranteed investment and accumulated deposit contracts issued to groups and deferred and immediate annuities issued to individuals.





                                                                     (Continued)
                                      -45-

           THE OHIO NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

(16)  MAJOR LINES OF BUSINESS, CONTINUED

      The following table summarizes the revenues and income before Federal income tax for the years ended December 31, 1995, 1994 and 1993 and assets as of December 31, 1995, 1994 and 1993, by line of business.

                                                                                1995              1994             1993
                                                                                ----              ----             ----
                      Revenues:
                         Premiums, policy charges and net
                           investment income:
                             Life and other insurance                    $   278,827           265,492           248,838
                             Annuities                                       275,625           248,329           243,634
                                                                          ----------         ---------        ----------
                                                                             554,452           513,821           492,472
                         Realized capital gains:
                             Life and other insurance                           (771)           (1,088)            5,869
                             Annuities                                        (1,980)           (2,421)           14,199
                                                                          ----------         ---------        ----------
                                                                              (2,751)           (3,509)           20,068
                         Total revenues:
                             Life and other insurance                        278,056           264,404           254,707
                             Annuities                                       273,645           245,908           257,833
                                                                          ----------         ---------        ----------
                                                                         $   551,701           510,312           512,540
                                                                          ==========         =========        ==========
                         Total income before Federal income tax
                           and cumulative effect of change in
                           accounting principles:
                             Life and other insurance                    $    33,475            26,586            31,049
                             Annuities                                        30,345            24,133            32,719
                                                                          ----------         ---------        ----------
                                                                         $    63,820            50,719            63,768
                                                                          ==========         =========        ==========
                         Assets:
                             Life and other insurance                    $ 2,213,391         1,873,808         1,665,875
                             Annuities                                     3,078,984         2,640,159         2,679,723
                                                                          ----------         ---------        ----------
                                                                         $ 5,292,375         4,513,967         4,345,598
                                                                          ==========         =========        ==========

                                      -46-

                                    APPENDIX

LOANS UNDER TAX-SHELTERED ANNUITIES

Contracts issued as tax-sheltered annuities pursuant to plans qualifying under
Section 403(b) of the Code, and allowing for voluntary contributions only, are eligible for loans secured by a security interest in the contract. Any such loan must be for at least $1,000 and may only be made from guaranteed accumulation values (see Guaranteed Accumulation Account, below). The loan amount is limited by the maximum loan formula described in the contract.

The annual effective rate of interest charged for loans will not exceed 7%. Loans must generally be repaid within 5 years (or 20 years if the loan is used for the purchase of the contract owner's principal residence).

The amount of the death benefit, the amount payable on a full surrender and the amount that will be applied to provide an annuity on the annuity payout date will be reduced by the amount of outstanding loan balance, including accrued interest, as of the date of any such transaction.

GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account guarantees a fixed return for a specified period of time and guarantees the principal against loss. Any portion of a contract relating to the Guaranteed Accumulation Account is not registered under the Securities Act of 1933. The Guaranteed Accumulation Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Guaranteed Accumulation Account nor any interests in it are subject to the provisions or restrictions of either such Act, and the disclosures in this appendix have not been reviewed by the staff of the Securities and Exchange Commission.

The Guaranteed Accumulation Account consists of all of Ohio National Life's general assets other than those allocated to a separate account. Purchase payments and accumulation values under a contract will be allocated between the Guaranteed Accumulation Account and VAA. The allocation will be as elected by the owner at the time of purchase or as subsequently changed.

Ohio National Life will invest its general assets in its discretion as allowed by applicable state law. Investment income from Ohio National Life's general assets will be allocated to those contracts having guaranteed accumulation values in accordance with the terms of such contracts.

The amount of investment income allocated to the contracts will vary from year to year in Ohio National Life's sole discretion. However, Ohio National Life guarantees that it will credit interest at a rate of not less than 3.00% per year, compounded annually, to contract values allocated to the Guaranteed Accumulation Account. Ohio National Life may credit interest at a rate in excess of 3.00%, but any such excess interest credit will be in Ohio National Life's sole discretion.

Ohio National Life guarantees that the guaranteed accumulation value of a contract will never be less than (a) the amount of purchase payments allocated to, and transfers into, the Guaranteed Accumulation Account, plus (b) interest credited at the rate of 3.00% per year compounded annually, plus (c) any additional excess interest Ohio National Life may credit to guaranteed accumulation values, and less (d) any partial withdrawals, loans and transfers from the guaranteed accumulation values, and less (e) any contingent deferred sales charges on partial withdrawals, loan interest, state premium taxes, transfer fees, and the portion of the $35 annual contract administration charge allocable to the Guaranteed Accumulation Account. No deductions are made from the Guaranteed Accumulation Account for administrative expenses or risk undertakings. (See "Deductions and Expenses" in the prospectus.)

Not more than 20% of the guaranteed accumulation value of a contract (or $1,000, if greater), as of the beginning of any contract year, may be transferred to one or more variable subaccounts during that contract year. As provided by applicable state law, Ohio National Life reserves the right to defer the payment of amounts withdrawn from the Guaranteed Accumulation Account for a period not to exceed six months from the date written request for such withdrawal is received by Ohio National Life.

                        OHIO NATIONAL VARIABLE ACCOUNT A

                                    FORM N-4

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Registrant are included in Part B of this Registration Statement:


      Independent Auditors' Report of KPMG Peat Marwick LLP dated January 26,
      1996

      Statements of Assets and Contract Owners' Equity as of December 31, 1995

      Statement of Operations and Changes in Contract Owners' Equity for the Years Ended December 31, 1995 and 1994

      Notes to Financial Statements as of December 31, 1995

      Schedules of Changes in Unit Values for the Years Ended December 31, 1995 and 1994

The following consolidated financial statements of the Depositor and its subsidiaries are also included in Part B of this Registration Statement:

      Independent Auditors' Report of KPMG Peat Marwick LLP dated February 9,
      1996

      Consolidated Balance Sheets as of December 31, 1995 and 1994

      Consolidated Statements of Income for the Years Ended December 31, 1995, 1994 and 1993

      Consolidated Statements of Equity for the Years Ended December 31, 1995, 1994 and 1993

      Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993

      Notes to Consolidated Financial Statements as of December 31, 1995, 1994 and 1993


Consents of the Following Persons:

      KPMG Peat Marwick LLP

Exhibits:

(4)   Combination Annuity Contract, Form 96-VA-3

(5)   Variable Annuity Application, Form V-4896-A

(13)  Computation of Performance Data

All other relevant exhibits, which have previously been filed with the Commission and are incorporated herein by reference, are as follows:

(1) Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant's registration statement on Form S-6 on August 3, 1982 (File no. 2-78652).

(2) Agreement of Custodianship between the Depositor and The Provident Bank was filed as Exhibit 3 of the Registrant's Form N-4, Post-effective Amendment no. 5 on April 27, 1988 (File no. 2-91213).

(3)(a) Distribution Agreement between the Depositor and The O.N. Equity Sales Company was filed as Exhibit A(3)(a) of the Registrant's registration statement on Form S-6 on October 25, 1982 (File no. 2-78652).

(3)(b) Registered Representative's Sales Contract with Variable Annuity Supplement was filed as Exhibit (3)(b) of the Registrant's Form N-4, Post-effective Amendment no. 9 on February 27, 1991 (File no. 2-91213).

(3)(c) Variable Annuity Sales Commission Schedule was filed as Exhibit A(3)(c) of the Registrant's registration statement on Form S-6 on May 18, 1984 (File no. 2-91213).

(6)(a) Articles of Incorporation of the Depositor were filed as Exhibit A(6)(a) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

(6)(b) Code of Regulations (by-laws) of the Depositor were filed as Exhibit A(6)(b) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

(8) Powers of Attorney by certain Directors of the Depositor were filed as Exhibit (8) of the Registrant's Form N-4, Post-effective Amendment no. 15 on March 27, 1995 (File no. 2-91213).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal                         Positions and Offices
Business Address                           with Depositor
------------------                         ----------------------
Trudy K. Backus*                           Vice President, Individual Insurance Services

Howard C. Becker*                          Vice President, Corporate and Human Resources

Paul L. Bergmann*                          Vice President, Financial Control (Treasurer)

Michael A. Boedeker*                       Vice President, Fixed Income Securities

Tom D. Bowman*                             Sales Vice President, Pensions

Joseph P. Brom*                            Senior Vice President & Chief Investment Officer

Dale P. Brown                              Director
36 East Seventh Street
Cincinnati, Ohio 45202

Jack E. Brown                              Director
50 E. Rivercenter Blvd.
Covington, Kentucky 41011

William R. Burleigh                        Director
One West Fourth Street
Suite 1100
Cincinnati, Ohio 45202

Victoria B. Buyniski                       Director
2343 Auburn Avenue
Cincinnati, Ohio 45219

Raymond R. Clark                           Director
201 East Fourth Street
Cincinnati, Ohio 45202

David W. Cook*                             Senior Vice President and Actuary

Dr. Alvin H. Crawford                      Director
Children's Hospital Medical Center
Department of Orthopedics
Elland and Bethesda Avenues
Cincinnati, Ohio 45229

Robert M. DiTommaso*                       Vice President, Career Marketing

Ronald J. Dolan*                           Senior Vice President and Chief Financial Officer

Michael J. Ferry*                          Information Systems Vice President

Michael F. Haverkamp*                      Vice President and Counsel

John A. Houser*                            Vice President, Claims

Name and Principal                         Positions and Offices
Business Address                           with Depositor
Bannus B. Hudson                           Director
One Eastwood Drive
Cincinnati, Ohio 45227

Daniel W. LeBlond                          Director
7680 Innovation Way
Mason, Ohio 45040

David G. McClure*                          Vice President, Variable Product Sales

Hamilton F. McGregor*                      Senior Vice President, Group & Pension Operations

Charles S. Mechem, Jr.                     Director
One East Fourth Street
Cincinnati, Ohio 45202

James I. Miller, II*                       Vice President, Marketing Support

James W. Nethercott                        Director
8431 Concord Hills Circle
Cincinnati, Ohio 45243

Thomas O. Olson*                           Vice President, Underwriting

David B. O'Maley*                          Director, Chairman, President and Chief Executive Officer

George B. Pearson, Jr.*                    Vice President, PGA Marketing

Dallas L. Pennington*                      Vice President, Information Systems

J. Donald Richardson*                      Senior Regional Vice President

D. Gates Smith*                            Senior Vice President, Sales

Michael D. Stohler*                        Vice President, Mortgages and Real Estate

Stuart G. Summers*                         Senior Vice President and General Counsel

Oliver W. Waddell                          Director
425 Walnut Street
Cincinnati, Ohio 45202

Bradley L. Warnemunde                      Director and Chairman Emeritus
250 William Howard Taft Road
Cincinnati, Ohio 45219

Dr. David S. Williams*                     Vice President and Medical Director

Donald J. Zimmerman*                       Director and Senior Vice President, Insurance Operations
                                           and Secretary

*The principal business address for these individuals is One Financial Way, Cincinnati, Ohio 45242.

                        THE OHIO NATIONAL LIFE INSURANCE
                  COMPANY / CINCINNATI A MUTUAL LIFE INSURANCE
                   COMPANY INCORPORATED UNDER THE LAWS OF OHIO

--------------------------------------------------
S E P A R A T E   A C C O U N T S

--------------------------------------------------
A B C D E F
--------------------------------------------------



--------------------------------------------------
             ENTERPRISE PARK - INC.

             A GEORGIA CORPORATION
        REAL ESTATE DEVELOPMENT COMPANY

          CAPITALIZED BY ONLI $50,000
--------------------------------------------------
  Pres. & Dir.             M. Stohler

  V.P. & Dir.              J. Brom

  Secy. & Dir.             T. Tews

  Treas. & Dir.            P. Bergmann
---------------------------------------------------

---------------------------------------------------
        THE O.N. EQUITY SALES COMPANY

             AN OHIO CORPORATION
               A BROKER/DEALER

       CAPITALIZED BY ONLI @ $790,000
---------------------------------------------------
 Pres. & Dir.             D. O'Maley

 V.P. & Dir.              T. Bowman

 V.P., COO & Dir.         D. McClure

 Secy. & Dir.             R. Benedict

 Director                 S. Summers

 Director                 D. Zimmerman

 Treasurer                K. Jaeger

 Asst. Secretary          B. Hopewell

 Compliance Director      A. Starkey
----------------------------------------------------


----------------------------------------------------
              OHIO NATIONAL LIFE
             ASSURANCE CORPORATION
             (AN OHIO CORPORATION)
         A STOCK LIFE INSURANCE COMPANY
       CAPITALIZED BY ONLI @ $32,000,000

      INCORPORATED UNDER THE LAWS OF OHIO
----------------------------------------------------
Chm./Pres./CEO & Dir.     D. O'Maley

Sr. VP & Dir.             R. Dolan

Sr. VP/Secy. & Dir.       D. Zimmerman

Sr. VP & Dir.             S. Summers

Sr. VP & Dir.             J. Brom

Sr. Vice Pres.            D. Cook

Sr. Vice Pres.            G. Smith

Vice Pres.                P. Bergmann

Vice Pres.                M. Boedeker

Vice Pres.                R. DiTomasso

Vice Pres.                G. Pearson

Vice Pres.                D. Pennington

Vice Pres.                M. Stohler

Asst. Secretary           R. Benedict

Asst. Secretary           T. Tews

Asst. Actuary             K. Flischel
------------------------------------------------------

              SEPARATE ACCOUNT
                     R

------------------------------------------------------
                 ONE FUND, INC.

             A MARYLAND CORPORATION

            AN OPEN END DIVERSIFIED
         MANAGEMENT INVESTMENT COMPANY
------------------------------------------------------
Pres. & Dir.             D. Zimmerman

Vice Pres.               M. Boedeker

Vice Pres.               J. Brom

Vice Pres.               D. McClure

Vice Pres.               S. Williams

Treasurer                D. Taney

Secy. & Dir.             R. Benedict

Asst. Secy.              B. Hopewell

Director                 J. Baker

Director                 G. Castrucci

Director                 M. Kirby
------------------------------------------------------

                 ADVISOR TO (arrow up)

------------------------------------------------------
        O.N. INVESTMENT MANAGEMENT CO.

            AN OHIO CORPORATION

        A FINANCIAL ADVISORY SERVICE
       CAPITALIZED BY ONESCO $145,000
------------------------------------------------------
Pres. & Dir.             J. Brom

V.P. & Dir.              M. Boedeker

V.P. & Dir.              D. McClurteo

V.P. & Dir.              S. Williams

Treasurer                D. Taney

Secretary                R. Benedict

Asst. Secy.              B. Hopewell
-----------------------------------------------------

           ADVISOR TO (ARROW DOWN)

-----------------------------------------------------
               OHIO NATIONAL FUND, INC.

                A MARYLAND CORPORATION

               AN OPEN END DIVERSIFIED
            MANAGEMENT INVESTMENT COMPANY
------------------------------------------------------
Pres. & Dir.               D. Zimmerman

Vice President             M. Boedeker

Vice President             J. Brom

Vice President             S. Williams

Treasurer                  D. Taney

Secy. & Dir.               R. Benedict

Asst. Secy.                B. Hopewell

Director                   J. Baker

Director                   G. Castrucci

Director                   M. Kirby
------------------------------------------------------

                                      -4A-

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Organization Chart showing the relationships among the Depositor, the Registrant and their affiliated entities is on page 4A hereof.

ITEM 27.  NUMBER OF CONTRACTOWNERS


As of September 23, 1996, the Registrant's contracts were owned by 17,080 owners.


ITEM 28.  INDEMNIFICATION

The sixth article of the Depositor's Articles of Incorporation, as amended, provides as follows:

   Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation's request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation's request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law.

In addition, Article XII of the Depositor's Code of Regulations states as follows:

   If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation's request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled.

ITEM 29.  PRINCIPAL UNDERWRITERS

The principal underwriter of the Registrant's securities is presently The O.N. Equity Sales Company ("ONESCO"). ONESCO is a wholly-owned subsidiary of the Depositor. ONESCO also serves as the principal underwriter of securities issued by Ohio National Variable Accounts B and D, other separate accounts of the Depositor which are registered as unit investment trusts; and Ohio National Variable Account R, a separate account of the Depositor's subsidiary, Ohio National Life Assurance Corporation, which separate account is also registered as a unit investment trust; and ONE Fund, Inc., an open-end investment company of the management type.

The directors and officers of ONESCO are:

      Name                                 Positions with Underwriter
      David B. O'Maley                     Chairman and Director
      Donald J. Zimmerman                  President and Director
      David G. McClure                     Vice President, Chief Operating Officer and Director
      James I. Miller II                   Vice President and Director
      Ronald L. Benedict                   Secretary and Director
      Robert M. DiTommaso                  Vice President
      Timothy S. Halevan                   Vice President
      Thomas MacDonald                     Vice President
      Kenneth M. Jaeger                    Treasurer
      Amy D. Starkey                       Compliance Officer

Pending receipt of necessary regulatory approvals, Ohio National Equities, Inc. ("ONE,Inc."), a new wholly-owned subsidiary of the Depositor, will become the principal underwriter of the Registrant's securities as well as those of the other entities listed above. The directors and officers of ONE, Inc. are:

      Name                                 Position with ONE, Inc.
      David B. O'Maley                     Chairman and Director
      Donald J. Zimmerman                  President and Director
      David G. McClure                     Vice President, Chief Operating Officer and Director
      Trudy K. Backus                      Vice President and Director
      Tom D. Bowman                        Director
      Timothy S. Halevan                   Vice President
      Ronald L. Benedict                   Secretary
      Kenneth M. Jaeger                    Treasurer
      Amy D. Starkey                       Compliance Officer

The principal business address of each of the foregoing is One Financial Way, Cincinnati, Ohio 45242.

During the last fiscal year, ONESCO received the following commissions and other compensation, directly or indirectly, from the Registrant:

Net Underwriting               Compensation
Discounts and                  on Redemption                  Brokerage
Commissions                    or Annuitization               Commissions            Compensation
$1,645,426                          None                          None                    None

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The books and records of the Registrant which are required under Section 31(a) of the 1940 Act and Rules thereunder are maintained in the possession of the following persons:

(1)      Journals and other records of original entry:

         The Ohio National Life Insurance Company ("Depositor")
         237 William Howard Taft Road
         Cincinnati, Ohio  45219

         The Provident Bank ("Custodian")
         One East Fourth Street
         Cincinnati, Ohio 45269

(2)      General and auxiliary ledgers:

         Depositor and Custodian

(3)      Securities records for portfolio securities:

         Custodian

(4)      Corporate charter, by-laws and minute books:

         Registrant has no such documents.

(5)      Records of brokerage orders:

         Not applicable.

(6)      Records of other portfolio transactions:

         Custodian

(7)      Records of options:

         Not applicable

(8)      Records of trial balances:

         Custodian

(9)      Quarterly records of allocation of brokerage orders and commissions:

         Not applicable

(10) Records identifying persons or group authorizing portfolio transactions:

         Depositor

(11)     Files of advisory materials:

         Not applicable

(12)     Other records

         Custodian and Depositor

ITEM 31.  MANAGEMENT SERVICES

Not applicable.

ITEM 32.  UNDERTAKINGS

Not applicable.

                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of l940, the registrant, Ohio National Variable Account A has caused this post-effective amendment to the registration statement to be signed on its behalf in the City of Cincinnati and the State of Ohio on this 27th day of September, 1996.


                                   OHIO NATIONAL VARIABLE ACCOUNT A
                                         (Registrant)

                                   By THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                         (Depositor)


                                   By /s/Donald J. Zimmerman
                                     -------------------------------------------
                                     Donald J. Zimmerman, Senior Vice President,
                                     Insurance Operations

Attest:

/s/Ronald L. Benedict
-------------------------------------
Ronald L. Benedict
Second Vice President and Counsel
and Assistant Secretary




As required by the Securities Act of 1933 and the Investment Company Act of l940, the depositor, The Ohio National Life Insurance Company, has caused this post-effective amendment to the registration statement to be signed on its behalf in the City of Cincinnati and the State of Ohio on the 27th day of September, 1996.


                                   THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                         (Depositor)



                                   By /s/Donald J. Zimmerman
                                     -------------------------------------------
                                     Donald J. Zimmerman, Senior Vice President,
                                     Insurance Operations

Attest:


/s/Ronald L. Benedict
---------------------------------
Ronald L. Benedict
Second Vice President and Counsel
and Assistant Secretary

As required by the Securities Act of 1933, this post-effective amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                      Title                      Date
---------                      -----                      ----


 /s/David B. O'Maley           Chairman, President,       September 27, 1996
 --------------------------    Chief Executive Officer
 David B. O'Maley              and Director



*/s/Dale P. Brown              Director                   September 27, 1996
 --------------------------
 Dale P. Brown


*/s/Jack E. Brown              Director                   September 27, 1996
 --------------------------
 Jack E. Brown


*/s/William R. Burleigh        Director                   September 27, 1996
 --------------------------
 William R. Burleigh


*/s/Victoria B. Buyniski       Director                   September 27, 1996
 --------------------------
 Victoria B. Buyniski


*/s/Raymond R. Clark           Director                   September 27, 1996
 --------------------------
 Raymond R. Clark


*/s/Alvin H. Crawford          Director                   September 27, 1996
 --------------------------
 Alvin H. Crawford


*/s/Bannus B. Hudson           Director                   September 27, 1996
 --------------------------
 Bannus B. Hudson


*/s/Daniel W. LeBlond          Director                   September 27, 1996
 --------------------------
 Daniel W. LeBlond


*/s/Charles S. Mechem, Jr.     Director                   September 27, 1996
 --------------------------
 Charles S. Mechem, Jr.


*/s/James W. Nethercott        Director                   September 27, 1996
 --------------------------
 James W. Nethercott

*/s/Oliver W. Waddell              Director                   September 27, 1996
 ----------------------------
 Oliver W. Waddell


*/s/Bradley L. Warnemunde         Chairman Emeritus and      September 27, 1996
 ----------------------------     Director
 Bradley L. Warnemunde


 /s/Donald J. Zimmerman           Senior Vice President,     September 27, 1996
 ----------------------------     Insurance Operations &
 Donald J. Zimmerman              Secretary and Director



*By /s/Donald J. Zimmerman
 ----------------------------


Donald J. Zimmerman, Attorney in Fact pursuant to Powers of Attorney, copies of which have previously been filed as exhibits to the Registrant's registration statement.

                         INDEX OF CONSENTS AND EXHIBITS


                                                         Page Number in
Exhibit                                                  Sequential
Number       Description                                 Numbering System
------       -----------                                 ----------------

             Consent of KPMG Peat Marwick LLP

(4)          Combination Annuity Contract, Form 96-VA-3

(5)          Variable Annuity Application,
             Form V-4896-A

(13)         Computation of Performance Data

                                    CONSENTS

                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
The Ohio National Life Insurance Company:

We consent to the inclusion of our reports included herein on the financial statements of Ohio National Variable Account A as of December 31, 1995 and for the periods indicated herein and on The Ohio National Life Insurance Company as of December 31, 1995 and 1994 and for the periods indicated herein and to the reference to our firm under the heading "Independent Certified Public Accountants" in the Statement of Additional Information.

Our report on The Ohio National Life Insurance Company refers to a change in accounting and reporting by mutual life insurance enterprises and insurance enterprises for certain long-duration participating contracts in 1995.



                                                   KPMG Peat Marwick LLP


Cincinnati, Ohio
September 30, 1996

                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Ohio National Life Assurance Corporation:


We consent to the inclusion of our reports included herein on the financial statements of Ohio National Variable Account R as of December 31, 1995 and for the periods indicated herein and on Ohio National Life Assurance Corporation as of December 31, 1995 and for the year then ended and to the reference to our firm under the heading "Experts" in the Prospectus.

Our report on Ohio National Life Assurance Corporation refers to a change in accounting and reporting by mutual life insurance enterprises and insurance enterprises for certain long-duration participating contracts in 1995.


                                                        KPMG Peat Marwick LLP


Cincinnati, Ohio
October 1, 1996

                                    EXHIBITS